Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

NASSAU REINSURANCE GROUP HOLDINGS, L.P.,

DAVERO MERGER SUB CORP.

and

THE PHOENIX COMPANIES, INC.

Dated as of September 28, 2015

Exhibits:

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Bylaws of Merger Sub
Exhibit C	Indenture Amendment

INDEX OF DEFINED TERMS

1940 Act	14	Contract	5
Acquisition Proposal	21	control	31
Acquisition Proposal Documentation	31	controlled	31
Actions	8	controlled by	31
affiliate	31	Converted Shares	2
Agreement	1	Current Reporting Status	31
Antitrust Law	23	D&O Insurance	23
Benefit Protection Trusts	17	Default	31
Book-Entry Shares	3	Demutualization Plan	15
Broker-Dealer Approvals	5	Designated State Insurance Approvals	5
Burdensome Condition	24	Determination Notice	19
business day	31	DGCL	1
Bylaws	4	Director	32
Cancelled Shares	2	Dissenting Shares	4
Cap	29	Distribution Agreement	32
Ceded Reinsurance Contract	11	DOJ	23
Certificate of Incorporation	4	Effective Time	1
Certificate of Merger	1	employee benefit plan	8
Certificates	3	Environmental Laws	12
Change in Circumstances	20	Environmental Permits	12
Change of Recommendation	19	Equity Commitment Letter	1
Closed Block Business	31	Equity Financing	1
Closing	1	ERISA	8
Closing Date	1	Event of Default	32
Code	31	Exchange Act	5
Common Stock	2	Executive Officer	32
Company	1	Expense Reimbursement	32
Company Actuarial Analyses	7	Final Order	32
Company Bonds	15	Financial Advisor	14
Company Broker-Dealers	13	FINRA	13
Company Disclosure Schedule	4	FINRA Rules	14
Company Employees	8	Forms of Amendment	25
Company Insurance Entities	7	FTC	23
Company Plan	8	Fund	1
Company Requisite Vote	5	generally accepted accounting principles	32
Company SAP Statements	7	Governmental Entity	5
Company Securities	5	HSR Act	5
Company Stock Plans	4	Indemnified Parties	22
Company Termination Fee	28	Indenture	32
Condition Satisfaction	31	Insurance Contract	32
Confidentiality Agreements	20	Insurance Laws	7
Continuing Employees	22

Insurance Regulatory Authority	32	Securities Act	6
Intellectual Property	32	Separate Accounts	32
Investment Assets	13	Share	2
Investment Guidelines	13	Software	32
IRS	9	Specified Litigation Exceptions	32
knowledge	32	Stock Unit Consideration	2
Law	32	Stock Units	2
Licenses	6	Stockholders Meeting	19
MAE Litigation Exception	32	subsidiaries	32
Material Adverse Effect	32	subsidiary	32
Material Contract	13	Superior Proposal	21
Materials of Environmental Concern	12	Surviving Corporation	1
Merger	1	Tax Return	10
Merger Consideration	2	Taxes	10
Merger Sub	1	Termination Date	27
NYSE	5	Transition Committee	25
Option	2	under common control with	31
Option Consideration	2	Voting Debt	4
Parent	1	WARN	22
Parent Disclosure Schedule	15
Parent Parties	32
Parent Plan	22
Paying Agent	3
Performance Default	32
Permitted Liens	32
person	32
Personal Data	11
Pre-Closing Damages Proceeding	29
Preferred Stock	4
Proceeding	22
Producers	32
Proxy Statement	14
Rabbi Trust Amendments	15
Recommendation	20
Regulatory Filings and Approvals	24
Reinsurance Agreement Amendment	25
Reinsurance Contracts	11
Representatives	21
Reserves	32
Restatement Exceptions	32
Restricted Shares	2
SAP	32
Sarbanes-Oxley Act	6
Saybrus	8
SEC	6
SEC Reports	6

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 28, 2015 (this “Agreement”), among Nassau Reinsurance Group Holdings, L.P., a Delaware limited partnership (“Parent”), Davero Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and The Phoenix Companies, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (i) has approved and declared it advisable to enter into this Agreement and the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein and (ii) has determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger;

WHEREAS, concurrently with the execution of this Agreement, Golden Gate Capital Opportunity Fund, L.P. (the “Fund”) has entered into an equity commitment letter (the “Equity Commitment Letter” ), given from the Fund to Parent pursuant to which the Fund has committed to, subject to the terms and conditions thereto, invest the amounts set forth therein (the “Equity Financing”) in Parent and which provides that the Company is a third party beneficiary thereof; and

WHEREAS, the Board of Directors of Merger Sub and the general partner of Parent have approved, and declared it advisable to enter into, this Agreement providing for the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, subject to the conditions set forth herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.2 Closing; Effective Time.  (a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, as soon as practicable, but in no event later than the tenth (10th) business day after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that, the Closing may be consummated at or on such other place, time or date as Parent and the Company may mutually agree.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

(b) At the Closing, the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed by the Company in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”), and the parties hereto shall make all other filings or recordings required under the DGCL or other applicable Law in connection with the Merger.

SECTION 1.3 Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.4 Certificate of Incorporation; Bylaws.  (a)  At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company shall be amended so as to read in its entirety as is set forth on Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law (subject to Section 6.7).

(b) At the Effective Time, by virtue of the Merger, the bylaws of the Company shall be amended so as to read in their entirety in the form as is set forth on Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law (subject to Section 6.7).

SECTION 1.5 Directors and Officers.  The Directors of Merger Sub immediately prior to the Effective Time shall be the Directors of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1 Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (each a “Share”), other than any Shares to be canceled pursuant to Section 2.1(b) (“Cancelled Shares”) and any Dissenting Shares, shall be converted into the right to receive $37.50 in cash (the “Merger Consideration”) payable to the holder thereof, without interest, upon surrender of such Shares in the manner provided in Section 2.3, less any required withholding taxes;

(b) Each Share held in the treasury of the Company and each Share owned by Parent and any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation, with the same rights, powers and privileges as the stock so converted (the “Converted Shares”).  Immediately after the Effective Time, the Converted Shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.  From and after the Effective Time, all certificates, if any, representing shares of capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

SECTION 2.2 Treatment of Options, Restricted Shares and Stock Units .  (a) The Company shall provide that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under any Company Stock Plan that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be canceled, and the holder thereof shall be entitled to receive from the Company or the Surviving Corporation at or promptly following the Effective Time, in consideration for such cancellation, an amount in cash, without interest, equal to the product of (A) the number of Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option, less any required withholding taxes (the “Option Consideration”).  In the event the exercise price of any Option is equal to or greater than the Merger Consideration, such Option shall be cancelled without payment therefor.  The Option Consideration will be paid promptly (and in any event within ten (10) business days) following the Effective Time.

(b) Each Share granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (collectively, “Restricted Shares”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and at the Effective Time the holder thereof shall, subject to this Article II, be entitled to receive, without interest, the Merger Consideration with respect to each such Restricted Share, less any required withholding taxes.

(c) The Company shall provide that, immediately prior to the Effective Time, each award of a right under any Company Stock Plan entitling the holder thereof to Shares or cash equal to or based on the value of Shares (such awards, collectively, “Stock Units”) which, in each case, is outstanding as of the Effective Time (whether vested or unvested) shall be cancelled by the Company and the holder thereof shall be entitled to receive from the Company or the Surviving Corporation at or promptly following the Effective Time, in consideration for such cancellation, an amount in cash, without interest, equal to the product of (A) the number of Shares previously subject to such Stock Unit and (B) the Merger Consideration (or, if the Stock Unit provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Merger Consideration exceeds such reference price), less any required withholding taxes (the “Stock Unit Consideration”).  For purposes of the preceding sentence, in the case of any performance-based Stock Units with respect to which the amount of the award is contingent upon performance level achievement for performance periods continuing after the Effective Time, the number of Shares subject to such Stock Units shall be determined in accordance with the Company Plan governing such performance-based stock units and as set forth in Section 2.2(c) of the Company Disclosure Schedule.  The Stock Unit Consideration will be paid promptly (and in any event within ten (10) business days) following the Effective Time.

(d) At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of such board, as applicable, shall adopt any resolutions and take any actions that may be necessary to terminate each of the Company Stock Plans and to effectuate the provisions of this Section 2.2.

SECTION 2.3 Surrender of Shares.  (a)  Prior to the Effective Time, Parent or Merger Sub shall enter into an agreement (in form and substance reasonably satisfactory to the Company) with a bank or trust company to act as transfer agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which the stockholders of the Company shall become entitled pursuant to this Article II.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent sufficient funds to make all payments pursuant to Section 2.3(b).  Such funds may be invested by the Paying Agent as directed by Merger Sub or, after the Effective Time, the Surviving Corporation; provided that (a) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock and following any losses which result in, as of the time of such losses, an excess of (i) the Merger Consideration attributable to the outstanding Common Stock over (ii) the aggregate amount of such funds, Parent shall promptly provide or cause to be provided additional funds to the Paying Agent for the benefit of the stockholders of the Company in the amount of such excess and (b) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  Any interest or income produced by such investments will be the sole and exclusive property of the Surviving Corporation and Parent and will be payable to the Surviving Corporation or Parent, as Parent directs.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of (i) an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the “Certificates”) or (ii) Shares represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Shares for payment of the Merger Consideration therefor.  Upon surrender to the Paying Agent of a Certificate or of Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Shares (less any required withholding taxes) and such Certificate or Book-Entry Share shall then be canceled.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.  Until surrendered as contemplated by, and in accordance with, this Section 2.3, each Certificate and each Book-Entry Share (other than Certificates or Book-Entry Shares representing Cancelled Shares or Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.

(c) At any time following the date that is twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.  None of Parent, Merger Sub, the Company, Surviving Corporation or the Paying Agent shall be liable to any person in respect of any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.  The Merger Consideration paid in accordance with the terms of this Article II in respect of Certificates or Book-Entry Shares that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented thereby.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any person previously entitled.

(d) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time.  After the Effective Time, Certificates or Book-Entry Shares presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e) Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws.  To the extent that amounts are so properly withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, and are paid over to the appropriate Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

(f) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s making of an affidavit of that fact (in a form reasonably satisfactory to Parent and the Paying Agent) and compliance with any reasonable replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article II.

SECTION 2.4 Dissenting Shares.  (a) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have properly demanded their appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL and who have not withdrawn such demand or consented to or voted in favor of this Agreement (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares shall be treated as if they had been converted into the right to receive the Merger Consideration at the Effective Time, and the holder thereof shall be entitled to the right to receive the Merger Consideration, as set forth in Section 2.1 of this Agreement, without any interest thereon.

(b) The Company shall give Parent (i) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL.  The Company shall not, except with the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights or offer or commit to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, (i) except as set forth on the Company Disclosure Schedule delivered by the Company to the Parent and Merger Sub prior to, or concurrently with, the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that each item in a particular section of the Company Disclosure Schedule applies only to the corresponding section of this Agreement and to any other section of this Agreement to which its relevance is reasonably apparent on its face and (ii) except as disclosed in the SEC Reports filed with, or furnished to, the SEC subsequent to December 31, 2013 and prior to the date of this Agreement, and then (x) only to the extent reasonably apparent in such SEC Reports that such disclosed item is an event, item or occurrence that relates to a matter covered by a representation or warranty set forth in this Article III and (y) other than in risk factors or other forward-looking statements or language in such filings:

SECTION 3.1 Organization and Qualification; Subsidiaries.  Each of the Company and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its formation or organization, as applicable, and has all requisite corporate or similar power and authority to own, lease and operate its properties, assets and rights and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power or authority has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company and its subsidiaries is duly qualified or licensed to do business in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.2 Certificate of Incorporation and Bylaws.  The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the amended and restated certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the bylaws (the “Bylaws”) of the Company as currently in effect.  The Certificate of Incorporation of the Company and the Bylaws are in full force and effect and no other organizational documents are applicable to or binding upon the Company.  The Company is not in violation of any provisions of its Certificate of Incorporation or Bylaws.

SECTION 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  As of September 28, 2015, (i) 5,750,880 shares of Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (ii) no shares of Preferred Stock were outstanding and (iii) an aggregate of 40,152 Common Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Options issued pursuant to the Company’s Stock Incentive Plan, 2003 Restricted Stock, Restricted Stock Unit and Long-Term Incentive Plan and Directors Stock Plan, each as amended and restated through the date hereof (collectively, the “Company Stock Plans”).  From the close of business on September 28, 2015 until the date of this Agreement, no options to purchase shares of Common Stock or Preferred Stock have been granted and no shares of Common Stock or Preferred Stock have been issued, except for Shares issued pursuant to the exercise of Options in accordance with their terms.  There are no outstanding bonds, debentures, notes or other securities (“Voting Debt”) the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for the right to vote) with the holders of any class of securities of the Company or any of its subsidiaries on any matter submitted to such holders of such securities.

(b) Except as set forth in Section 3.3(a), as of the date of this Agreement, (A) there are not outstanding or authorized any (I) shares of capital stock or other voting securities of the Company, (II) securities of the Company or any of its subsidiaries convertible into or exercisable or exchangeable for shares of capital stock or voting securities (including any Voting Debt) of the Company or any of its subsidiaries or (III) options, warrants, calls, preemptive rights, subscriptions, agreements, arrangements or commitments of any kind or other rights to acquire from the Company or any of its subsidiaries, and no obligation of the Company or any of its subsidiaries to issue, transfer or sell any capital stock, voting securities (including Voting Debt) or securities convertible into or exercisable or exchangeable for capital stock or voting securities (including Voting Debt) of the Company or any of its subsidiaries, or obligation to grant, extend or enter into any of the foregoing items (collectively, “Company Securities”), (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities, (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party, (D) there are no voting trusts, proxies or other similar agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock or voting securities of the Company and (E) there are no contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock or voting securities of the Company or any of its subsidiaries (other than limitations on transfer under applicable Law).  Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned subsidiary of the Company, as indicated in Section 3.3 of the Company Disclosure Schedule, and are owned free and clear of all security interests, liens, adverse claims, pledges, limitations in voting rights, charges or other encumbrances (other than limitations on transfer under applicable securities or insurance Law).  The authorized, issued and outstanding shares of capital stock of and other voting or equity interests in all subsidiaries of the Company, the respective jurisdictions of formation of such subsidiaries and the Company’s direct or indirect ownership interest in such subsidiaries are identified in Section 3.3 of the Company Disclosure Schedule.  The Company has made available to Parent complete copies of the organizational documents of each of the Company’s subsidiaries as currently in effect, and no such subsidiary of the Company is in violation of any provision of its organizational documents except for any violation that has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.4 Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and (assuming the Company Requisite Vote is received) to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.3,  no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Shares (the “Company Requisite Vote”) and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).  As of the date of this Agreement, the Board of Directors of the Company has (i) approved, and declared advisable, this Agreement, (ii) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders and (iii) recommended that the stockholders of the Company adopt this Agreement at the Stockholders Meeting.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.3, the only vote of the stockholders of the Company required to adopt this Agreement and approve the transactions contemplated hereby is the Company Requisite Vote.

SECTION 3.5 No Conflict; Required Filings and Consents.  (a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company or of any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties, rights or assets are bound or (iii) conflict with, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, give rise to any right of termination, cancellation, amendment or acceleration of, or give rise to any other material right of a counterparty or any other material liability or obligation of the Company or any of its subsidiaries under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties, rights and assets are bound, or of any Licenses, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right, liability, obligation or other occurrence which would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission or other federal or state governmental body (each, a “Governmental Entity”), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the New York Stock Exchange (the “NYSE”), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) consents, authorizations, approvals or filings with Governmental Entities pursuant to the applicable provisions of U.S. Laws relating to the regulation of broker-dealers, investment advisers, investment companies, commodity pool operators and commodity trading advisors set forth on Section 3.5(b)(iv) of the Company Disclosure Schedule (together, the “Broker-Dealer Approvals”), (v) the filings in respect of, and approvals and authorizations of the Commissioner of Insurance of the State of Connecticut and the Department of Financial Services of the State of New York (the “Designated State Insurance Approvals”), (vi) such other filings in respect of, and to the extent necessary, approvals and authorizations of, and, as applicable, the expiration of applicable waiting periods of, the respective state commissioners of insurance or other similar state authorities to satisfy applicable state insurance ownership, control, competition or licensing Laws, and (vii) any other such consent, approval, authorization, permit, action, filing or notification, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 3.6 Compliance with Law.

(a) Neither the Company nor any of its subsidiaries is in, and since January 1, 2012 neither the Company nor any of its subsidiaries has been in (nor has it received any written notification or, to the knowledge of the Company, oral notification from any Governmental Entity, or any person acting on behalf of a Governmental Entity, of) any violation of any Law applicable to the Company or any of its subsidiaries or by which its or any of their respective assets are bound, except for (i) the Restatement Exceptions and the Specified Litigation Exceptions or (ii) any such violation which has not had and which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) (i) The Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals, certificates and franchises (“Licenses”) from Governmental Entities required to own, lease and operate their respective properties, assets and rights and to conduct their respective businesses as now being conducted, except for any such Licenses the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) all such Licenses are in full force and effect except where the failure to be in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) neither the Company nor any of its subsidiaries has received at any time since January 1, 2012 any written notice or other written or, to the knowledge of the Company, oral communication from any Governmental Entity regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any License except where such revocation, withdrawal, suspension, cancellation, termination or material modification has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Since January 1, 2012, each of the Company and its subsidiaries has conducted its business in compliance in all material respects with the Licenses except where the failure to comply has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.7 SEC Filings; Financial Statements; No Undisclosed Liability.

(a) The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto and all documents incorporated by reference therein) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2012 (all such forms, reports, statements, certificates and other documents filed since January 1, 2012, as such may have been amended or supplemented since the time of filing, collectively, the “SEC Reports”).  Each of the SEC Reports complied (or, with respect to any SEC Reports filed after the date hereof, will comply) as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except in each case for the Restatement Exceptions.  None of the SEC Reports contained, when filed (but after giving effect to any amendment or supplement prior to the date hereof), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Since January 1, 2012, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SEC Reports, and the statements contained in such certifications were complete and correct on the date such certifications were made, except in each case for the Restatement Exceptions.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Neither the Company nor any of its subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its subsidiaries.

(b) The audited consolidated financial statements of the Company (including any related notes thereto) included in the SEC Reports when filed (but after giving effect to any amendment or supplement prior to the date hereof) have been (or, with respect to SEC Reports filed after the date hereof, will be) prepared in accordance with generally accepted accounting principles in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present (or, with respect to SEC Reports filed after the date hereof, will fairly present) in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated statements of income and operations, cash flows and changes in stockholders’ equity for the periods indicated.  The unaudited consolidated financial statements of the Company (including any related notes thereto) contained in the SEC Reports (when filed, or, if amended or supplemented, then on the date of such amended or supplemented filing) have been (or, with respect to SEC Reports filed after the date hereof, will be) prepared in accordance with generally accepted accounting principles in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present (or, with respect to SEC Reports filed after the date hereof, will fairly present) in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated statements of income and operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE, except (x) with respect to the Restatement Exceptions, as to which the Company is giving no representation or warranties and (y) any such noncompliance which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the Company or its auditors have disclosed, based on such person’s most recent evaluation prior to the date of this Agreement, to the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which any such person has knowledge of and which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(e) Neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature (whether absolute or contingent and whether or not accrued and whether or not due, or to become due) required by generally accepted accounting principles to be reflected, accrued or reserved against in a consolidated balance sheet, except liabilities that (i) are accrued or reserved against in the most recent audited financial statements included in the SEC Reports filed prior to the date of this Agreement or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the date of such financial statements, (iii) are incurred pursuant to the transactions contemplated by this Agreement or (iv) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulations S-K under the Securities Act, to which the Company or any of its subsidiaries is a party.

SECTION 3.8 Insurance Reports.  (a) Each of the subsidiaries of the Company licensed to conduct insurance operations (collectively, the “Company Insurance Entities”) is listed in Section 3.8 of the Company Disclosure Schedule.  Since January 1, 2012, each of the Company Insurance Entities has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate Insurance Regulatory Authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority, including any such statements filed in respect of the Closed Block Business (collectively, as amended or restated, and including all related compilations, reviews and other reports issued by the accounts of the Company Insurance Entities with respect thereto, the “Company SAP Statements”).  The financial statements included in the Company SAP Statements are (or, with respect to filings made after the date hereof, will be) prepared on a statutory basis, and in conformity in all material respects with SAP prescribed or permitted by the applicable Insurance Regulatory Authority, in each case, consistently applied for the periods covered thereby and present fairly (or, with respect to filings made after the date hereof, will fairly present) the statutory financial position of the relevant Company Insurance Entity as of the respective dates thereof and the results of operations and cash flow of such Company Insurance Entity for the respective periods then ended, in all material respects, and as of the date hereof and other than the Restatement Exceptions, no material deficiency has been asserted by any Governmental Entity with respect to any Company SAP Statements that, to the knowledge of the Company, has not been cured to the satisfaction of such Governmental Entity.  The financial statements included in the Company SAP Statements pertaining to the Closed Block Business are (or, with respect to filings made after the date hereof, will be) prepared on a statutory basis, and in conformity in all material respects with SAP prescribed or permitted by the applicable Insurance Regulatory Authority, in each case, consistently applied for the periods covered thereby and present fairly (or, with respect to filings made after the date hereof, will fairly present) the statutory financial position of the Closed Block Business as of the respective dates thereof and the results of operations and cash flow of the Closed Block Business for the respective periods then ended, in all material respects, and, as of the date hereof and other than the Restatement Exceptions, no material deficiency has been asserted by any Governmental Entity with respect to such Company SAP Statements that, to the knowledge of the Company, has not been cured to the satisfaction of such Governmental Entity.  As of their respective filing dates, the Company SAP Statements complied (or, with respect to filings made after the date hereof, will comply) in all material respects with, to the extent in effect at the time of filing or submission, the applicable requirements of all applicable federal, state and local statutes and regulations regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (collectively, the “Insurance Laws”).

(b) Except as indicated therein, since January 1, 2012, all assets that are reflected as admitted assets on the Company SAP Statements comply in all material respects with all Insurance Laws with respect to admitted assets, as applicable.  Section 3.8(b) of the Company Disclosure Schedule sets forth any “permitted practices” reflected in the Company SAP Statements.

(c) The Reserves reported in the Company SAP Statements:  (i) were determined in accordance with generally accepted actuarial standards consistently applied throughout the specified period, using actuarial assumptions that produce reserves at least as great as those called for in any Insurance Contract issued by a Company Insurance Entity as to reserve basis and method, and are in accordance with all other Insurance Contract provisions and (ii) include provisions for all actuarial Reserves and related items required to be established in accordance with applicable Law, except in each case for any such failures to be so determined or so included as have not had and would not, individually or in the aggregate, reasonably be expected to have  a Material Adverse Effect; provided, that in no event shall this Section 3.8(c) or any other provision of this Agreement be deemed to constitute a guaranty, warranty or other representation as to the adequacy or sufficiency of the Reserves of the Company Insurance Entities.

SECTION 3.9 Insurance Matters.  (a) All Insurance Contracts that are issued by a Company Insurance Entity, and any and all marketing materials relating thereto are, to the extent required under applicable Insurance Laws, on forms and at rates approved by the applicable Insurance Regulatory Authority or, to the extent required by applicable Laws, have been filed with and not objected to by such Insurance Regulatory Authority within the period provided for objection, except as have not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b) A true and complete copy of each of the actuarial reports referred to in Section 3.9(b) of the Company Disclosure Schedule has been made available to Parent prior to the date hereof (the “Company Actuarial Analyses”).  The information and data furnished by the Company or any Company Insurance Entity to its independent actuaries in connection with the preparation of the Company Actuarial Analyses were accurate in all material respects for the periods covered in the Company Actuarial Analyses.

(c) Neither the Company nor any of the Company Insurance Entities (x) is a party to any written Contract, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any cease-and-desist or other order, enforcement action or directive by, or (y) has, since January 1, 2012, received any supervisory letter from, or adopted any policy, procedure or board or stockholder resolution at the request of, any Governmental Entity, that, in each case, restricts the conduct of its business, its sales, marketing, reserving, underwriting or claims practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management of its business, other than those of general application that apply to all similarly situated insurance companies regulated by the applicable Governmental Entity or that gives rise to any capital maintenance obligations; except in each case, where any of the foregoing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) The Company has furnished to Parent true, correct and complete copies of (i) any material reports on financial examination (including draft reports where final reports are not yet available) and (ii) any material reports on market conduct examination (including draft reports where final reports are not yet available), in the case of each of (i) and (ii) delivered by any Insurance Regulatory Authority in respect of any Company Insurance Entity between January 1, 2012 and the date hereof.  To the knowledge of the Company, all material deficiencies or violations noted in such reports have been cured or resolved to the satisfaction of the applicable Governmental Entity.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, since January 1, 2012, (i) each Producer, at the time such Producer solicited, negotiated, wrote, sold or produced business for a Company Insurance Entity, was duly and appropriately appointed by such Company Insurance Entity, in compliance with applicable Law, to act as a Producer for such Company Insurance Entity and was duly and appropriately licensed as a Producer (for the type of business solicited, negotiated, written, sold or produced by such Producer), in each jurisdiction in which such Producer was required to be so licensed and no such Producer violated any term or provision of applicable Law relating to the writing, sale or production of business for the Company or any of its subsidiaries; (ii) no Producer has breached the terms of any agency or broker contract with a Company Insurance Entity or violated any Law or policy of a Company Insurance Entity in the solicitation, negotiation, writing, sale or production of business for the Company or any of its subsidiaries; and (iii) no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Producer’s actions in his, her or its capacity as a Producer for a Company Insurance Entity or any enforcement or disciplinary proceeding alleging any such violation.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the manner in which the Company Insurance Entities compensate each Producer is in compliance with all applicable Law.

(f) Saybrus Partners, Inc. (together with its subsidiaries, “Saybrus” ) has, since January 1, 2012: (i) acted as a producer, intermediary, agent or broker with respect to Insurance Contracts in compliance, in all material respects, with applicable Law and consent orders, if any, pertaining to insurance practices, compensation, placements of coverage, required filings, and examinations or audits by any Insurance Regulatory Authority in the respective jurisdictions in which it has conducted the business of insurance; and (ii) all advertising, promotional and sales materials and other marketing practices used by Saybrus have, since January 1, 2012, complied and are currently in compliance, in each case, in all material respects, with applicable Law and consent orders, if any, involving the matters described in clause (i).

(g) Saybrus has, since January 1, 2012, with respect to compensation paid to or received from any person in connection with quotations for and placements of insurance, made all material disclosures, retained all material records, and filed all material documents, necessary to comply with applicable Law in the respective jurisdictions in which it has conducted the business of insurance.

(h) Neither the Company nor any of its subsidiaries is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar action or proceeding, nor, to the knowledge of the Company, is any such action or proceeding threatened.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) since January 1, 2012, each Company Insurance Entity has timely paid all guaranty fund assessments that have been due, claimed or asserted by any state guaranty fund or association or by any Governmental Entity charged with the supervision of insurance companies in any jurisdiction in which such Company Insurance Entity does business; and (B) except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, no claim or assessment is pending or, to the knowledge of the Company, threatened against any Company Insurance Entity by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers.

(j) Each Company Insurance Entity is, and since January 1, 2012 has been, in compliance with all applicable escheat, abandoned, unclaimed property or similar applicable Laws, and all applicable Law relating to retained asset accounts, and no audit or investigation related thereto is being performed or, to the knowledge of the Company, has been scheduled or threatened to be performed with respect to any Company Insurance Entity by or on behalf of any Governmental Entity or third party, except where any such non-compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.10 Absence of Certain Changes or Events.  Since December 31, 2014 through the date hereof, except as contemplated by this Agreement, the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been any change, event or occurrence which has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Since June 30, 2015 through the date hereof, neither the Company nor any of its subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Section 5.1, had such section been in effect since June 30, 2015.

SECTION 3.11 Absence of Litigation.  There are no material suits, claims, actions, arbitrations, mediations, citations, subpoenas, cease-and-desist letters or other proceedings of any nature (civil, criminal, regulatory or otherwise), in law or in equity (collectively, “Actions” ) pending, or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any Action that has not had and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.  As of the date of this Agreement, neither the Company nor any of its subsidiaries nor any of their respective properties, assets or rights is or are subject to any material order, writ, judgment, injunction, decree or award.

SECTION 3.12 Employee Benefit Plans.  (a) Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material “Company Plan”, which means an employee benefit plan, program, policy, contract, agreement or arrangement including, but not limited to, any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, vacation or sick pay policy, fringe benefit plan, bonus, deferred compensation or equity-based plan or arrangement, and compensation, severance, retention, termination, change in control or employment agreement, in each case contributed to, sponsored or maintained by the Company or any of its subsidiaries for the benefit of any current, former or retired employee, officer, consultant, independent contractor or Director of the Company or any of its subsidiaries (collectively, the “Company Employees”), or the dependents and beneficiaries of any Company Employee, or with respect to which any of the Company or its subsidiaries could incur liability under the Code or ERISA or any similar law.  Neither the Company nor any of its subsidiaries has communicated to any Company Employee any intention or commitment to amend or modify any Company Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement, except as would not result in any material liability.

(b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) any summary plan description, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any and (v) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Entity regarding such Company Plan since January 1, 2012.

(c) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws.

(d) To the knowledge of the Company, no “reportable event” (within the meaning of Section 4043 of ERISA) has occurred with respect to any such plan since January 1, 2012, except for any “reportable event” to which notice to the Pension Benefit Guaranty Corporation has been waived.

(e) Neither the Company nor any of its subsidiaries contributes to or has any liability with respect to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f) With respect to each Company Plan, as of the date of this Agreement, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and there are no material audits, inquiries or actions pending or, to the knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity.

(g) Each Company Plan which is intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof has received a determination letter to that effect from the Internal Revenue Service and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification or exemption.

(h) The execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) (i) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, (ii) entitle any Company Employee to severance pay or any other payment, (iii) other than as provided in Section 2.2, result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such Company Employee or (iv) result in any forgiveness of indebtedness, trigger any funding obligation under any Company Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Plan; except as contemplated by this Agreement.

(i) No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

SECTION 3.13 Labor and Employment Matters.

(a) Neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other Representative of any Company Employees, nor is any such agreement presently being negotiated by the Company.  Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are not any, and neither the Company nor any of its subsidiaries have received notice of any, (i) unfair labor practice complaints pending against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) charge or complaint against the Company or any of its subsidiaries pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices or (iii) complaints or lawsuits against the Company or any of its subsidiaries concerning any Company Employee alleging employment discrimination or violations of occupational safety and health requirements pending before a court of competent jurisdiction.  There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened against or involving the Company or any of its subsidiaries, nor are there any union organizing activities involving the Company Employees to authorize representation by any labor organization.

(b) The Company and each of its subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, immigration, Form I-9 matters, labor relations, employee leave issues and unemployment insurance and related matters except for any non-compliance which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All individuals who provide services to the Company or its subsidiaries have at all times been accurately classified with respect to such services as an employee or an independent contractor and as exempt from overtime or as not so exempt except for any non-compliance which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.14 Insurance.  All material insurance policies of the Company and its subsidiaries (a) are in full force and effect and, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as the management of the Company has reasonably determined to be prudent and consistent with industry practice and (b) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, except as have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.15 Properties.  Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its subsidiaries (i) has good and valid and marketable fee simple title to, or otherwise has the right to use pursuant to a valid and enforceable lease, (x) all its real properties used in the business and operations of the Company as conducted as of the date hereof, and (y) all assets that are reflected in the latest audited balance sheet included in the SEC Reports as being owned by the Company or one of its subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except for Permitted Liens and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the SEC Reports or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor.

SECTION 3.16 Tax Matters.  Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) (i) all Tax Returns required to be filed by the Company and its subsidiaries have been timely filed (except those under valid extension), (ii) all Taxes of the Company and its subsidiaries have been paid or adequately provided for on the most recent financial statements included in the SEC Reports filed prior to the date hereof, (iii) neither the Company nor any of its subsidiaries has received written notice of any claim from any Governmental Entity with respect to Taxes, and there is no audit or judicial or administrative proceeding with respect to Taxes of the Company or any of its subsidiaries pending, outstanding or, to the knowledge of the Company, threatened (in writing or otherwise), (iv) there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its subsidiaries, and (v) neither the Company nor any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) any Tax sharing or allocation agreement between the Company and its subsidiaries and (ii) customary provisions contained in credit or other commercial lending arrangements, employment agreements, or arrangements with lessors, customers and vendors). No claim has been made within the past five (5) years by an authority in a jurisdiction where the Company or any of its subsidiaries has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code or change in the basis for determining any item under Section 807 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, or (vi) any election under Section 108(i) of the Code.

(c) Neither the Company nor any of its subsidiaries has any liability for Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor or by contract. Neither the Company nor any of its subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  None of the Company or any of its subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code.

(d) Neither the Company nor any of its subsidiaries has a “policyholders surplus account” within the meaning of Section 815 of the Code which has a positive balance.

(e) The Tax treatment of each Insurance Contract issued by a Company Insurance Entity is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract) or for which such Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification).

(f) Each Company Insurance Entity that issues Insurance Contracts maintains systems that are, in the reasonable judgment of such Company Insurance Entity, adequate to maintain compliance with applicable qualification provisions of the Code, including Sections 7702 and 7702A of the Code, and to comply with the withholding and reporting requirements of the Code applicable to the Insurance Contracts issued by such Company Insurance Entity, including Sections 3405 and 6047 of the Code.

(g) For purposes of this Agreement, “Tax” or “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax imposed by any Governmental Entity.  For purposes of this Agreement, “Tax Return” shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

(h) Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in this Section 3.16 and Section 3.12 shall be the only representations and warranties that cover or relate to any Tax matters for any purpose hereunder.

SECTION 3.17 Reinsurance.

(a) Section 3.17 of the Company Disclosure Schedule sets forth a true, complete and correct list of all agreements with respect to reinsurance, coinsurance, excess insurance, ceding of insurance, assumption of insurance or indemnification with respect to insurance or similar arrangements which are in force as of the date hereof, to which any Company Insurance Entity is a ceding party, and, for those agreements to which any Company Insurance Entity is an assuming party, which have had any claims or had reserves reported since January 1, 2012 (the “Reinsurance Contracts”).  Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the applicable Company Insurance Entities or, to the knowledge of the Company, any counterparty to any Reinsurance Contract is (with or without notice or lapse of time or both) in default or breach under the terms of such Reinsurance Contract and (ii) no written notice of intended cancellation or recapture has been received by any Company Insurance Entity from any other party to a Reinsurance Contract, and there are no disputes under any Reinsurance Contract.  No Reinsurance Contract contains any provision providing that any party thereto (other than the Company or any its subsidiaries) may terminate, recapture, cancel or commute the same by reason of the consummation of the Merger.

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2012, to the knowledge of the Company, with respect to any Reinsurance Contract to which a Company Insurance Entity is the ceding party (a “Ceded Reinsurance Contract”), (i) no reinsurer under any Ceded Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and the financial condition of any such reinsurer is not materially impaired to the extent that a default thereunder is reasonably anticipated, (ii) no reinsurer party to any Ceded Reinsurance Contract has denied coverage with respect to any current or prospective material claim and (iii) all amounts owed under any Ceded Reinsurance Contracts have been timely paid in accordance with their terms.  Each Company Insurance Entity is entitled under SAP to take full credit in its Company SAP Statements pursuant to Insurance Laws for all amounts recoverable by it pursuant to any Ceded Reinsurance Contracts, and all such amounts are reflected in the applicable Company SAP Statements applied on a consistent basis.  No Company Insurance Entity is, nor has it been, a party to any separate written or oral agreements with reinsurers that would, under any circumstances, materially reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Ceded Reinsurance Contract, other than the agreements and understandings that are explicitly defined in such Ceded Reinsurance Contract.

SECTION 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all worldwide registrations and pending applications made by or on behalf of the Company and its subsidiaries of any patents, copyrights, trademarks and Internet domain names registered with any Governmental Entity or quasi-governmental entity, including domain name registries.

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and its subsidiaries own and have good and valid title to, other otherwise have the right to use pursuant to a valid and enforceable license or similar contractual arrangement, all Intellectual Property as is necessary and sufficient for their businesses as currently conducted free and clear of any liens, encumbrances or any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its subsidiaries’ use thereof or rights thereto, (ii)  Intellectual Property owned by the Company and its subsidiaries does not infringe, violate, misappropriate or dilute the Intellectual Property of any third party and, to the knowledge of the Company, is not being infringed, violated, misappropriated or diluted by any third party, (iii) the Company and its subsidiaries make reasonable efforts to protect and maintain their Intellectual Property, (iv) the Company and its subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all proprietary information that the Company and its subsidiaries hold, or purport to hold, as a trade secret, including taking commercially reasonable steps to cause each employee of the Company and its subsidiaries to comply with a policy of maintaining the confidentiality of any confidential information that has been accessible to any employee, (v) all persons (including all current and former employees and independent contractors) who create or contribute to Intellectual Property owned by the Company and its subsidiaries have validly and irrevocably assigned to the Company and its subsidiaries in writing all of their rights therein that did not initially vest with the Company and its subsidiaries by operation of law, (vi) the Company and its subsidiaries have not taken any action that could reasonably be expected to result in the cancellation or unenforceability of any Intellectual Property owned or used in the conduct of the Company’s and its subsidiaries’ business, and (vii) the Company and its subsidiaries are not, and since January 1, 2012, have not been, a party to any claim, suit or other action, and to the knowledge of the Company, no claim, suit or other action is threatened against any of them, that challenges the validity, enforceability or ownership of, or the right to use, sell or license their Intellectual Property.

(c) (i) The Company and its subsidiaries are, and since January 1, 2012, have been, in compliance in all material respects with their own policies and procedures, contractual obligations and all applicable Laws relating to privacy, data protection, breach notification, export and the collection and use of any “Personal Data” (defined as a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person) and user information gathered or accessed in the course of the operations of its business, (ii) since January 1, 2012, none of the Company or its subsidiaries has had a material breach of security or a material incident of unauthorized access, disclosure, use, destruction or loss of any Personal Data and, with respect to any such breach or incident, each of them has complied in all material respects with all data breach notification and related obligations under all applicable Laws and has taken reasonable corrective action to prevent recurrence of the foregoing, and (iii) the Company and its subsidiaries have established and maintain commercially reasonable and adequate disaster recovery, back-up, and business continuity plans.

(d) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor its subsidiaries distributes or licenses to any other person any Software that is material to the conduct of the Company’s or its subsidiaries’ business that is subject to, or contains or is derived from Software that is subject to an, open source, “copyleft” or similar license in a manner that would require any source code of such Software to be disclosed, licensed for free, publicly distributed, or dedicated to the public, (ii) the Company and its subsidiaries use anti-virus Software in accordance with commercially reasonable standards and all information technology currently being used or held for use by the Company and its subsidiaries is in good repair and is in such reasonable and useable operating condition as is necessary and sufficient to conduct the business of the Company and its subsidiaries as currently conducted, (iii) since January 1, 2012, there have been no failures with respect to any such information technology, and (iv) to the knowledge of the Company, no Software used by the Company or its subsidiaries contains any virus, malware, time-bombs, key-locks or any other devices designed to, without the knowledge and authorization of the Company, disrupt, disable, harm or interfere with the operation of the business of the Company and its subsidiaries, including any of their Intellectual Property rights or the integrity of the data or any information produced by such Software.

SECTION 3.19 Environmental Matters.  (a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except as set forth in the environmental assessments previously made available to Parent and Merger Sub: (i) the Company and each of its subsidiaries comply with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required under such laws to operate as it presently operates; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property currently or formerly owned or operated by the Company or any of its subsidiaries, under circumstances that are reasonably likely to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its subsidiaries has received any written claim or complaint, or is subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and, to the knowledge of the Company, no such matter has been threatened.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.19 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater in effect as of the date of this Agreement.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

SECTION 3.20 Contracts.

(a) Except for this Agreement, neither the Company nor any of its subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (or the rules and regulations promulgated thereunder);

(ii) any Contract that (A) contains covenants binding upon the Company or any of its subsidiaries that materially restricts the ability of the Company or any of its subsidiaries (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete in any business, or with any person or in any geographic area, except for any such Contract that may be canceled without penalty by the Company or any of its subsidiaries upon notice of ninety (90) days or less or (B) contains exclusivity obligations or restrictions binding on the Company or any its subsidiaries or that would be binding on the Surviving Corporation or any of its affiliates after the Closing, except for any such Contract that may be canceled without penalty by the Company or any of its subsidiaries upon notice of ninety (90) days or less;

(iii) any Contract with respect to a material joint venture, partnership, limited liability company or other similar agreement;

(iv) any Contract that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement;

(v) any Contract relating to indebtedness incurred by the Company or any of its subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) other than indebtedness incurred in the ordinary course of business consistent with past practice having a principal amount not in excess $3,000,000;

(vi) any Contract or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or assets of any other person or any material real property (whether by merger, sale of stock, sale of assets or otherwise), other than employee stock options and any Contracts related to the Investment Assets;

(vii) any Contract pursuant to which a non-affiliated third party licenses (as licensor or licensee) Intellectual Property or information technology owned or used by the Company and its subsidiaries (other than any such agreement for off-the-shelf, commercially available Software with annual royalties of less than $1,000,000 in the aggregate);

(viii) any Contract relating to any interest rate, derivatives or hedging transaction pursuant to which the Company or any of its subsidiaries may be required to post collateral for the benefit of any counterparty;

(ix) any Contract with any person containing any provision or covenant requiring the Company or any of its subsidiaries to indemnify or hold harmless any person which is reasonably likely to result in a material liability of the Company or any of its subsidiaries other than Contracts in the ordinary course of business;

(x) any material outsourcing Contract or commitment (including with respect to the outsourcing of any material corporate or operational function or any aspect thereof); or

(xi) any investment advisory Contract or any other Contract relating to investment management, investment advisory or subadvisory services pursuant to which any Company Insurance Entity received services in which the Company and its subsidiaries paid in excess of $1,000,000 in the twelve (12) months ended December 31, 2014 or that requires the Company or any of its subsidiaries to invest in excess of $1,000,000 pursuant thereto.

(b) Section 3.20(b) of the Company Disclosure Schedule lists the top five Distribution Agreements, measured by commissions and other fees paid by the Company and its subsidiaries thereunder in the twelve (12) month period ended December 31, 2014.

Each such Contract described in subclauses (i) through (xi) of clause (a) or in clause (b) and each Contract filed by the Company with the SEC as an exhibit is referred to herein as a “Material Contract”.  Each Material Contract is set forth in Section 3.20 of the Company Disclosure Schedule.

(c) A true and complete copy of each Material Contract has been made available to Parent.  Each of the Material Contracts and each of the Reinsurance Contracts is legal, valid and binding on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no default or breach under any Material Contract by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default or breach thereunder by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto, or would result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any material benefit thereunder, in each case except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.21 Investment Assets.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the investments assets owned by a Company Insurance Entity (the “Investment Assets”) complied in all respects with the investment policies and guidelines as in effect at the time such Investment Asset was acquired by the applicable Company Insurance Entity (the “Investment Guidelines”) and (ii) the Company and each of its subsidiaries has good and marketable title in and to all of the Investment Assets it purports to own, free and clear of all claims, liens, charges, security interests or encumbrances.

(b) As of the date hereof, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries has any material funding obligations of any kind, or material obligation to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement) in respect of, any of the Investment Assets and (ii) there are no material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any of its subsidiaries may be subject upon or after the Closing.

SECTION 3.22 Broker-Dealers.  Section 3.22 of the Company Disclosure Schedule sets forth a list of all the broker-dealers that are subsidiaries of the Company (collectively, the “Company Broker-Dealers”).

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Company Broker-Dealer is and has been, since January 1, 2012, duly registered as a broker-dealer under the Exchange Act and in all jurisdictions where such registration, licensing or qualification is so required; (ii)  since January 1, 2012, none of the Company or any of its subsidiaries other than the Company Broker-Dealers engages or has engaged in activities that would require such person to register with the SEC as a broker or dealer under the Exchange Act, except activities conducted pursuant to an exemption from such registration; and (iii) each Company Broker-Dealer is a member of the Financial Industry Regulatory Authority (“FINRA”) and such other organizations in which its membership is required in order to conduct its business as now conducted.

(b) The Company has made available to Parent accurate and complete copies of each Company Broker-Dealer’s Form BD as most recently filed with the SEC and all state registration forms, each as amended to the date of this Agreement.  The information contained in each such form was accurate and complete in all material respects at the time of filing and each Company Broker-Dealer has made all amendments to such form as it is required to make under any applicable Law, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No Company Broker-Dealer nor, to the knowledge of the Company, any “associated person” (within the meaning of the Exchange Act) of any Company Broker-Dealer is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer.  There is no Proceeding pending or, to the knowledge of the Company, threatened that would reasonably be expected to result in any Company Broker-Dealer or, to the knowledge of the Company, any “associated person” (as defined in the Exchange Act or the rules under FINRA (the “FINRA Rules”)) thereof becoming ineligible to act in such capacity, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) To the knowledge of the Company, each of the Company Broker-Dealers’ respective officers, employees, “associated persons” (as defined under the FINRA Rules) and independent contractors, or any other natural persons who are “associated persons” of the Company or any of its subsidiaries and who are parties to any selling, distribution or wholesaling agreement to which a Company Broker-Dealer is a party, who are required under applicable Law to be registered, licensed or qualified as a “registered representative” (as such term is defined under the FINRA Rules) is, and have been since January 1, 2012, duly registered as such and such registrations are and were, since January 1, 2012, in full force and effect, or is or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.23 Proxy Statement.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will, on the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 3.24 Opinion of Financial Advisor.  Goldman, Sachs & Co. and Sandler O’Neill + Partners, L.P. (the “Financial Advisors”) have delivered to the Board of Directors of the Company their written opinions, dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock.

SECTION 3.25 Brokers.  No broker, finder or investment banker (other than the Financial Advisors whose fees and expenses will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

SECTION 3.26 Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.3, the Board of Directors of the Company has taken, or shall have taken prior to the Closing, all actions necessary to ensure that no restrictions included in any “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation (including Section 203 of the DGCL) enacted under state or federal laws in the United States applicable to the Company is applicable to the Merger or the other transactions contemplated hereby and, to the knowledge of the Company, no such statute or regulation is applicable to the Merger or the other transactions contemplated hereby.

SECTION 3.27 Separate Accounts.  (a)  Each Separate Account is (A) duly and validly established and maintained in all material respects under applicable Law and under the laws of its state of formation and (B) is operating and, at all times since January 1, 2012, has been operated in compliance in all material respects with applicable Law.

(b) Each Separate Account is either excluded from the definition of “investment company” pursuant to Section 3(c)(1), 3(c)(7) or 3(c)(11) under the 1940 Act or is duly registered as an investment company under the 1940 Act, and each such registration is in full force and effect.  Except as set forth in Section 3.27(b) of the Company Disclosure Schedule, each registered Separate Account has been, since January 1, 2012, and is being operated in all material respects in compliance with the 1940 Act, has filed all reports and amendments of its registration statement required to be filed, and has been granted all exemptive relief necessary for its operations as currently conducted.  The Insurance Contracts under which Separate Account assets are held are duly and validly issued and are either exempt from registration under the Securities Act or were sold pursuant to an effective registration statement under the Securities Act, and any such registration statement is currently in effect to the extent necessary to allow the applicable Company Insurance Entity to receive contributions under such contracts and policies.  The relevant registration statements, at the time that each became effective, contained no untrue statement of a material fact, and did not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) Each private placement memorandum, prospectus, offering document, sales brochure, sales literature or advertising material, as amended or supplemented, relating to any registered Separate Account, as of their respective mailing dates or dates of use, complied in all material respects with applicable Law, including United States federal and state securities laws and state insurance laws, other than such non-compliance as has not had, and is not reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.  All advertising or marketing materials relating to a Separate Account that were required to be filed with FINRA or any other Governmental Entity have been or will be timely filed therewith, except where such failure to comply has not had or would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(d) No examinations including periodic regulatory examinations of the Separate Accounts’ affairs and condition, civil investigative demands and market conduct examinations, by any Governmental Entity have been conducted from January 1, 2012 to the date hereof.

(e) Since January 1, 2012, no written or, to the knowledge of the Company, oral notice has been received from, and, to the knowledge of the Company, no investigation, inquiry or review is pending or threatened by, any Governmental Entity which has jurisdiction over such Separate Accounts with respect to any alleged material violation by the Company of any applicable Law in connection with the Separate Accounts which, if proven, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(f) The portion of the assets of each Separate Account are equal to the Reserves required to be established under applicable Law with respect to such Separate Account and the other contract liabilities of such Separate Account are not chargeable with liabilities arising out of any other business the applicable Company Insurance Entity may conduct or may have conducted.

SECTION 3.28 Demutualization.  Since January 1, 2012, the Company has operated the Closed Block Business in compliance with Phoenix Home Life Mutual Insurance Company’s Plan of Reorganization, as adopted on December 18, 2000, as amended and restated as of January 26, 2001 (together with all exhibits thereto, the “Demutualization Plan” ) except for any failure to so operate which has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

SECTION 3.29 Certain Amendments.  As of the date hereof, the Company, acting through the Board of Directors or a duly authorized committee thereof, shall have adopted resolutions (the form of which shall have been disclosed to Parent) to (i) amend that certain Trust Agreement dated as of July 1, 2004 between the Company and Wachovia Bank, National Association, establishing the former’s Benefit Protection Trust effective as of June 3, 2004, and that certain Trust Agreement dated as of December 1, 2001 between the Company and Wachovia Bank, National Association, establishing the former’s OPT Plan Trust (together, the “Benefit Protection Trusts” ) to remove from the Benefit Protection Trusts any obligation of the Company to make any additional funding to the Benefit Protection Trusts upon or by reason of a Change of Control, as defined in the Benefit Protection Trusts (the “Rabbi Trust Amendments” ) and (ii) authorize and direct authorized officers of the Company to take such actions as are necessary or appropriate to implement and give full effect to the Rabbi Trust Amendments, which shall be effective and conditioned upon the consummation of the Merger.

SECTION 3.30 Company Bonds.  As of the date hereof, to the Knowledge of the Company, there are fewer than 300 holders of record (as such term is defined in Rule 12g5-1 of the Exchange Act and interpreted pursuant to SEC compliance and disclosure interpretations, which, for the avoidance of doubt, shall include the interpretation that institutional custodians, such as Cede & Co. and other commercial depositories, are not single holders of record, but that each of the depository’s accounts for which the securities are held is a single record holder and securities held in street name by a broker-dealer are held of record under Rule 12g5-1 only by the broker-dealer) of the Company Bonds.

SECTION 3.31 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.  Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth on the Disclosure Schedule delivered by Parent and Merger Sub to the Company prior to, or in connection with, the execution of this Agreement (the “Parent Disclosure Schedule”), it being understood and agreed that each item in a particular section of the Parent Disclosure Schedule applies only to such section and to any other section to which its relevance is reasonably apparent on its face:

SECTION 4.1 Organization. Parent is a limited partnership and Merger Sub is a corporation, in each case duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all the requisite limited partnership or corporate power and authority, as applicable, to own, operate or lease its properties, assets and rights and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

SECTION 4.2 Authority.  Each of Parent and Merger Sub has all necessary limited partnership or corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action by the general partner of Parent and the Board of Directors of Merger Sub and, immediately following the execution of this Agreement, will be duly and validly authorized by all necessary action by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.3 No Conflict; Required Filings and Consents.  (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties, rights or assets are bound or (iii) conflict with, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, give rise to any right of termination, cancellation, amendment or acceleration of, or give rise to any other material right of a counterparty or any other material liability or obligation of Parent or Merger Sub under, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties, assets or rights are bound, or of any Licenses, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right, liability, obligation or other occurrence which would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of the NYSE, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the Broker-Dealer Approvals, (v) the Designated State Insurance Approvals, (vi) such other filings in respect of, and to the extent necessary, approvals and authorizations of, and, as applicable, the expiration of applicable waiting periods of, the respective state Commissioners of Insurance or other similar state authorities to satisfy applicable state insurance ownership, control, competition or licensing Laws, and (vii) any such other consent, approval, authorization, permit, action, filing or notification, the failure of which to make or obtain would not prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 4.4 Absence of Litigation.  There are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any Action that would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.  As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any of their respective properties, assets or rights is or are subject to any order, writ, judgment, injunction, decree or award that would prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

SECTION 4.5 Proxy Statement.  None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 4.6 Brokers.  No broker, finder or investment banker (other than Macquarie Capital (USA) Inc., whose fees will be paid by Parent or an affiliate of Parent (other than, prior to the Closing, the Company or any of its subsidiaries) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.7 Financing.  Prior to the execution of this Agreement, Parent has furnished to the Company a true and complete copy of the executed Equity Commitment Letter, from the Fund to Parent pursuant to which, and subject to the terms and conditions of which, the Fund has committed to, subject to the terms and conditions thereto, invest the Equity Financing in Parent.  The Equity Commitment Letter provides that the Company is a third party beneficiary thereof on the terms set forth therein.  As of the date of this Agreement, the Equity Commitment Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended, supplemented or modified in any respect.  The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against each party thereto, in each case, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).  As of the date of this Agreement, there are no other agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the Equity Financing other than as expressly set forth in the Equity Commitment Letter.  As of the date of this Agreement, (a) the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded in any respect and (b), no event has occurred which, with or without notice, lapse of time or both, would constitute a failure of any condition of the Equity Commitment Letter or result in any portion of the Equity Financing being unavailable on the Closing Date or a default or breach on the part of Parent or Merger Sub under any term or condition of the Equity Commitment Letter.  The aggregate proceeds from the Equity Financing constitute all of the financing required for Parent and Merger Sub to consummate the transactions contemplated by this Agreement at Closing, including the payment of the Merger Consideration and the payment of all associated costs and expenses to be paid by Parent and Merger Sub at Closing.  The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein.  Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s or any other person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

SECTION 4.8 Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. All of the outstanding shares of capital stock of Merger Sub is, and as of the Effective Time will be, owned directly or indirectly by Parent.

SECTION 4.9 Ownership of Shares.  As of the date of this Agreement, Parent and its affiliates do not beneficially own (as defined in the rules promulgated under the Exchange Act), any Shares. None of Parent, Merger Sub or their respective affiliates holds any rights to acquire or vote any Shares except pursuant to this Agreement.  None of the Parent, Merger Sub, or any of their “affiliates” or “associates” is or has been, within three years of the date hereof, an “interested stockholder” of the Company, as those terms are defined in Section 203 of the DGCL.

SECTION 4.10 Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby.  The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

SECTION 4.11 Benefit Protection Trusts.  As of the date hereof, Parent has the intention to, from and after the Closing, use reasonable best efforts to cause the Company and its subsidiaries to comply with the terms of the Company Plans covered by the Benefit Protection Trusts, as amended by the Rabbi Trust Amendments.

SECTION 4.12 No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1 Conduct of Business of the Company Pending the Merger.  The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, as required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Schedule or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the business of the Company and its subsidiaries shall be conducted in its ordinary course of business consistent with past practice and the Company shall, and shall cause each of its subsidiaries to, use its reasonable best efforts to preserve substantially intact its business organization, and to preserve its present relationships with customers, policyholders, suppliers, current officers and employees, Producers, Insurance Regulatory Authorities and other persons with which it has material business relations and maintain in effect all material Licenses required to carry on its business.  In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by Law, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend (by merger, consolidation or otherwise) or otherwise change or propose to amend (by merger, consolidation or otherwise) or otherwise change its Certificate of Incorporation or Bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including but not limited to stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for (A) the issuance of Shares upon the exercise of Options or in connection with other stock-based awards outstanding as of the date of this Agreement, in each case, in accordance with the terms of any Company Plan or (B) employer stock contributions pursuant to the terms of the Company’s Savings and Investment Plan);

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company);

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Options or in order to pay taxes in connection with the exercise of Options or the lapse of restrictions in respect of Restricted Shares or Stock Units or otherwise pursuant to the terms of a Company Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(e) (i)  acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, properties or rights, in each case, which is or are material to the Company and its subsidiaries taken as a whole, other than purchases of assets in the ordinary course of business consistent with past practice with consideration that does not exceed $5,000,000 individually or $15,000,000 in the aggregate or pursuant to existing Contracts, and for the avoidance of doubt, other than capital expenditures permitted pursuant to clause (iii) of this paragraph; (ii) sell, transfer, lease, license, assign, abandon, allow to lapse, pledge or otherwise encumber or subject to any security interests, liens, adverse claims, pledges, limitations in voting rights, charges or other encumbrances or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), any corporation, partnership or other business organization or division thereof or any assets, properties or rights in each case, which is or are material to the Company and its subsidiaries taken as a whole; (iii) authorize or make any material new capital expenditures which are, in the aggregate, in excess of $1,000,000 individually or $5,000,000 in the aggregate; (iv) enter into (including via any acquisition) any new line of business; or (v) other than in the ordinary course of business consistent with past practice, amend, terminate, extend or grant any consent or waiver under any Material Contract or Reinsurance Contract or enter into any Contract that would have been a Material Contract or Reinsurance Contract if it were in effect on the date hereof; provided, further, that the Company and its subsidiaries shall be permitted to purchase and sell assets pursuant to existing Contracts and the Investment Guidelines as of the date hereof;

(f) except as set forth in Section 6.17(b), incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than the Company or its subsidiaries), in each case, other than (i) in the ordinary course of business consistent with past practice, (ii) guarantees by the Company of indebtedness of its subsidiaries or guarantees by the subsidiaries of indebtedness of the Company, (iii) any letter of credit entered into in the ordinary course of business consistent with past practice, (iv) any of the Investment Assets or any new investments for the respective general accounts of the Company Insurance Entities or the Company in the ordinary course of business and consistent with past practice and the applicable Investment Guideline of such Company Insurance Entity or the Company in all material respects or (v) investments for other accounts in the ordinary course of business and consistent with past practice and applicable investment policies in all material respects;

(g) except as contemplated by this Agreement or except to the extent required under any Company Plan or as required by applicable Law or existing Contract, (i) increase the compensation, bonus or fringe benefits of any of its Directors, officers or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not Directors or Executive Officers), (ii) grant or provide any severance or termination pay not provided for under any Company Plan or existing Contract (except in the ordinary course of business consistent with past practice with respect to employees who are not Directors or Executive Officers), (iii) enter into any employment, consulting or severance agreement or arrangement with any Directors, officers or other employees, except for offers of employment in the ordinary course of business with employees who are not Directors or Executive Officers in accordance with subclause (v) of this Section 5.1(g), (iv) establish, adopt, enter into or amend in any material respect or terminate any Company Plan, (v) hire any employee other than to fill a non-Executive Officer position resulting from the departure of a Company Employee following the date hereof and where the base salary (or base wages) and target annual bonus opportunity payable to such newly hired non-Executive Officer employee do not materially exceed that of the departed non-Executive Officer employee or (vi) terminate any Executive Officer of the Company except if such Executive Officer has breached an applicable policy of the Company or violated applicable Law;

(h) make any material change (i) in any accounting principles used by the Company, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or generally accepted accounting principles or regulatory requirements with respect thereto, including the rules or policies of the Public Company Accounting Oversight Board, (ii) to the Investment Guidelines of the Company Insurance Entities or (iii) to any of the actuarial, underwriting, claims administration, reinsurance, reserving, payment, product pricing, sales, marketing, Producer compensation policies, practices or principles of any Company Insurance Entity, except in the case of claims administration, underwriting and product pricing, for changes in the ordinary course of business;

(i) other than in the ordinary course of business or as required by applicable Law, (i) make any material Tax election or change any method of Tax accounting, (ii) change any material annual Tax accounting period, (iii) enter into any material closing agreement or settlement or compromise of any material Tax liability, (iv) file any amended Tax Return with respect to any material Tax or claim for any material Tax refund or (v) surrender any right to claim a material Tax refund, offset or other material reduction in Tax liability;

(j) (i) waive, release, assign, initiate, pay, discharge, settle or compromise any Action, other than (x) in the ordinary course of business consistent with past practice, (y) solely for money which does not exceed, $5,000,000 in any individual case or $15,000,000 in the aggregate and (z) as would not reasonably be expected to have any adverse impact on any other pending or potential Actions or (ii) cancel or waive, individually or in the aggregate, any material indebtedness or material rights or claims against third parties;

(k) fail to renew or maintain existing insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(l) enter into any contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of any Company Securities;

(m) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, other than the Merger;

(n) make any loans, advances or capital contributions to any other Person, other than (i) to the Company or any subsidiary of the Company or (ii) investment portfolio transactions in the ordinary course of business consistent with past practice and the Investment Guidelines;

(o) enter into any agreement or commitment with any Insurance Regulatory Authority other than in the ordinary course of business consistent with past practice;

(p) make or determine to make any material addition or reduction to its Reserves other than in the ordinary course of business consistent with past practice;

(q) sell, lease, sub-lease, license, subject to an encumbrance (other than a Permitted Lien), surrender, relinquish or dispose of the Company’s ownership interest in its executive headquarters at 1 American Row, Hartford, Connecticut;

(r) acquire or redeem, or cause any subsidiary or affiliate to acquire, any of the Indebtedness under the Indenture;

(s) cause or permit any Company Insurance Entity voluntarily to forfeit, abandon, modify, waive, terminate, allow to lapse or otherwise change any of its insurance licenses, except as may be required in order to comply with applicable Law;

(t) cause or permit any Company Broker-Dealer voluntarily to forfeit, abandon, amend, modify, waive, terminate, allow to lapse or otherwise change any of its registrations, licenses, qualifications with any Governmental Entity or its memberships in any self-regulatory organizations, securities exchanges, boards of trade, commodities exchanges, clearing organizations or trade organizations, except as may be required in order to comply with applicable Law;

(u) cause or permit any of the Company Insurance Entities to outsource the performance of any material corporate or operational function or aspect thereof or transfer its policy administration function to a new technological or processing platform; or

(v) agree to take any of the actions described in Section 5.1(a) through Section 5.1(u).

SECTION 5.2 No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Stockholders Meeting.

(a) As soon as reasonably practicable following the date on which the staff of the SEC advises the Company that it has no further comments on the Proxy Statement, the Company, acting through its Board of Directors, shall (i) take all action necessary to duly set a record date for and duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement and the approval of the Merger (the “Stockholders Meeting”), with such record date to be selected with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) convene and hold the Stockholders Meeting, with the date of the Stockholders Meeting, subject to the Company’s rights pursuant to Section 6.1(b), to be no more than thirty (30) days after the dissemination of the Proxy Statement to the Company’s stockholders and selected with the consent of Parent (not to be unreasonably withheld, conditioned or delayed) and (iii) use its reasonable best efforts to obtain the Company Requisite Vote (except to the extent that the Company has effected a Change of Recommendation in accordance with Section 6.1(c)).  The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results.  Neither the Board of Directors of the Company nor any committee thereof shall, except as provided in Section 6.1(c), directly or indirectly, withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), the Recommendation or otherwise make any public statement inconsistent with the Recommendation (any such action or any resolution or agreement to take any such action being referred to as a “Change of Recommendation”); it being understood that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act (other than any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, or a statement that contains both an express rejection of any applicable Acquisition Proposal and an express reaffirmation to its stockholders in favor of the Merger) shall be deemed to be a Change of Recommendation and neither the Company nor the Board of Directors of the Company may effect a Change of Recommendation except in accordance with Section 6.1(c); provided, however, that nothing in this Agreement will prohibit accurate disclosure by the Company (and such disclosure shall not be deemed to be a Change of Recommendation by the Company) of (x) factual information regarding the business, financial condition or results of operations of Parent or the Company or (y) the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal in the Proxy Statement or otherwise, to the extent the Company in good faith determines that such information, facts, identity or terms is required to be disclosed under applicable Law.  Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is terminated in accordance with Section 8.1, the obligation of the Company to call, give notice of, convene and hold the Stockholders Meeting pursuant to this Section 6.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by a Change of Recommendation.

(b) Subject to applicable Law and the following proviso, the Company shall not adjourn or postpone the Stockholders Meeting without Parent’s consent (which may be withheld in its sole discretion); provided that, without Parent’s consent, the Company may, adjourn or postpone the Stockholders Meeting up to two (2) times (for a period of not more than thirty (30) calendar days in the aggregate), (i) to the extent required by applicable Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes that such additional time is necessary in order to obtain the Company Requisite Vote, (iii) if there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination (and review by the Company’s stockholders) of any supplemental or amended disclosure which the Company has determined in good faith is necessary to be filed and disseminated under applicable Law prior to the Stockholders Meeting.  Once the Company has established a record date for the Stockholders Meeting with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent (including, in the event that the Stockholders Meeting is adjourned or postponed in accordance with this Section 6.1(b)), unless required to do so by applicable Law.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Requisite Vote:

(i) If the Company has received a bona fide written Acquisition Proposal from any person that has not been withdrawn and, after consultation with outside legal counsel and financial advisors (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Acquisition Proposal), the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal, the Company’s Board of Directors may make a Change of Recommendation if and only if (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Acquisition Proposal), that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (B) the Company has given Parent its prior written notice of its intention to consider making a Change of Recommendation at least five (5) business days prior to making any such Change of Recommendation (a “Determination Notice”) (which notice shall not constitute a Change of Recommendation); and (C) (1) the Company shall have provided to Parent the identity of the offeror, the material terms and conditions of the Acquisition Proposal and copies of all Acquisition Proposal Documentation, (2) the Company shall have given Parent the five (5) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal and, if requested by Parent, the Company shall have negotiated with Parent in good faith during such five (5) business day period, and (3) after considering the proposals made by Parent during such five (5) business day period, if any, and after consultation with the Company’s outside legal counsel and financial advisors (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Acquisition Proposal), the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law.  For the avoidance of doubt, the provisions of this Section 6.1(c)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days.  The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement or unless required to be disclosed in any filings with, or Laws of, the SEC or pursuant to the rules of the NYSE; and

(ii) Other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Change of Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; (B) the Company shall have provided to Parent: (1) a description in reasonable detail of the Change in Circumstance and (2) a Determination Notice at least five (5) business days prior to making any such Change of Recommendation, and if requested by Parent, the Company shall negotiate with Parent in good faith during such five (5) business day period; and (C) after considering any proposed revisions to this Agreement made by Parent during such five (5) business day period, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Change of Recommendation in response to such Change in Circumstance would be inconsistent with its fiduciary duties under applicable Law.  “Change in Circumstances” shall mean any material event or development or material change in circumstances (that does not relate to an Acquisition Proposal) with respect to the Company that was not known to, and was not reasonably foreseeable by (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by), the Company’s Board of Directors or any Executive Officer of the Company as of or prior to the date hereof which becomes known prior to the time at which the Company Requisite Vote is obtained.

SECTION 6.2 Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event no later than twenty (20) business days following the date hereof), the Company shall, with the assistance of Parent, prepare and file with the SEC the Proxy Statement.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and any amendments or supplements thereto and Parent and its counsel shall be given a reasonable opportunity to review and comment on such Proxy Statement and any amendment or supplements thereto, which comments shall be reasonably considered in good faith by the Company.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement, after consultation with Parent (and reasonable consideration in good faith of any comments of Parent and its counsel), as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall as soon as reasonably practicable (i) notify Parent of the receipt of any comments (whether written or oral) from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its employees and other authorized Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement, and shall promptly inform Parent of any such correspondence conducted orally. If at any time prior to the Stockholders Meeting, any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement, Parent, Merger Sub and the Company shall promptly as practicable cooperate to prepare, file and, if appropriate, mail to stockholders such amendment or supplement.

(b) Unless there is a Change of Recommendation in accordance with Section 6.1(c), the Company shall include in the Proxy Statement that the Board of Directors of the Company (x) has approved, and declared advisable this Agreement, (y) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders and (z) is recommending that the stockholders of the Company adopt this Agreement at such meeting (such recommendation described in this clause (z), the “Recommendation”).

SECTION 6.3 Resignation of Directors.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all Directors of the Company and its subsidiaries specified by Parent in writing reasonably in advance of the Closing (but in no event less than five (5) business days prior to the Closing Date), in each case, effective at the Effective Time.

SECTION 6.4 Access to Information; Confidentiality.  (a) From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, to the extent permitted by applicable Law, upon reasonable prior notice, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, Directors and employees to, afford the officers, employees, auditors and other authorized Representatives of Parent reasonable access during normal business hours to its officers, employees, properties, offices, and other facilities and to all books and records, and shall promptly furnish Parent with all financial, operating and other data and information (including, for the avoidance of doubt, the work papers of the Company’s auditors to the extent Parent has executed a release in a form reasonably satisfactory to the Company’s auditors) as Parent, through its officers, employees or authorized Representatives, may from time to time reasonably request in writing.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties.  Notwithstanding anything herein to the contrary, neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or its subsidiaries or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.

(b) Each of Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized Representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated May 1, 2015, by and between the Company and Nassau Reinsurance LLC and the Confidentiality Agreement, dated May 21, 2015, by and between the Company and Golden Gate Private Equity, Inc. (together, the “Confidentiality Agreements”) which Confidentiality Agreements shall remain in full force and effect in accordance with its terms.  The Confidentiality Agreements shall survive any termination of this Agreement.

SECTION 6.5 Acquisition Proposals.

(a) The Company agrees that (i) it and its Executive Officers and Directors shall not, (ii) its subsidiaries and its subsidiaries’ executive officers and Directors shall not and (iii) it shall use reasonable best efforts to ensure that its and its subsidiaries’ respective agents and representatives (“Representatives”) shall not, (A) directly or indirectly, solicit or knowingly facilitate any inquiries or the making of any Acquisition Proposal or any proposal that may reasonably be expected to lead to an Acquisition Proposal, (B) directly or indirectly enter into, maintain, participate in or continue any negotiations or discussions with any person concerning, or provide access to its properties, books and records or any confidential information or data to any person relating to an Acquisition Proposal or to any proposal that may reasonably be expected to lead to an Acquisition Proposal, (C) engage in discussions with any person with respect to any Acquisition Proposal (other than to clarify the terms of the Acquisition Proposal and any material terms thereof and the conditions to consummation so as to determine whether there is a reasonable possibility that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, or pursuant to clause (iv) below), (D) adopt, approve, recommend or publicly propose to recommend, or agree to any Acquisition Proposal or any Acquisition Proposal Documentation or (E) resolve, propose or agree to do any of the foregoing.  The Company agrees that it will, and it will cause its subsidiaries and its and their respective Representatives to, (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person with respect to any Acquisition Proposal and use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement and to the extent the Company is entitled to have such information returned or destroyed, confidential information previously furnished by the Company, its subsidiaries or its or their respective Representatives to any such person in connection with the consideration of any Acquisition Proposal and (y) cause any physical or virtual data room to no longer be accessible to any such person in connection with the consideration of any Acquisition Proposal other than the Company, Parent and their respective affiliates and Representatives.  The Company shall not, and shall cause its subsidiaries not to, release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement with any person to which the Company or any of its subsidiaries is a party, unless the Board determines after consultation with its outside legal advisors that the failure to release, waive, enforce, grant a consent or make an election would be inconsistent with its fiduciary duties under applicable law.  The Company shall (I) promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing of the receipt of any Acquisition Proposal (or any request for information, discussions or negotiations for access to the properties or books and records of the Company or any of its subsidiaries or other inquiry that the Company reasonably believes could have a reasonable possibility of resulting in an Acquisition Proposal) after the date of this Agreement, which notice shall include the identity of the person making such Acquisition Proposal, the material terms thereof and a copy of any Acquisition Proposal Documentation received by the Company or any of its subsidiaries or any of its or their respective Representatives in connection therewith and (II) keep Parent reasonably informed of the status and details (including any material developments with respect to such Acquisition Proposal).  Thereafter, the Company shall keep Parent reasonably informed on a reasonably current basis of any material change to the terms of any such Acquisition Proposal.  Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal, provided that any such disclosure that constitutes a Change of Recommendation shall not be made unless the Company has complied in all material respects with Section 6.1(c); (ii) prior to obtaining the Company Requisite Vote, contacting and engaging in discussions with any person who has made after the date hereof an unsolicited bona fide Acquisition Proposal after the date of this Agreement solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions to consummation so as to determine whether there is a reasonable possibility that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal; (iii) prior to obtaining the Company Requisite Vote, and after providing Parent with at least one (1) business day prior notice, providing access to its properties, books and records and providing confidential information or data in response to a request therefor by a person who has made after the date hereof an unsolicited bona fide Acquisition Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreements (except for changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the Confidentiality Agreements to the extent not already released pursuant to Section 6.12, and in no event shall the Company following the date hereof agree, in such confidentiality agreement or otherwise to reimburse any expenses incurred by such person in connection with their review of such information or any Acquisition Proposal), and (iv) prior to obtaining the Company Requisite Vote, contacting and engaging in any negotiations or discussions with any person who has made after the date hereof an unsolicited bona fide Acquisition Proposal (which negotiations or discussions are not solely for clarification purposes) (and, if applicable in connection therewith, waive or modify any “standstill” or similar agreement), if and only to the extent that in connection with the foregoing clauses (iii) or (iv), the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Acquisition Proposal) that, (x) such Acquisition Proposal constitutes, or such Acquisition Proposal is reasonably likely to lead to, a Superior Proposal, and (y) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and following any such determination, the Company shall keep Parent reasonably informed as to the status, details and substance of any such negotiations or discussions.

(b) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer by a person or group (other than a proposal by Parent or any of its affiliates) with respect to (x) a tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company and/or its subsidiaries or (y) any proposal or offer to acquire in any manner (1) 20% or more of the equity interests (measured by economic or voting power) in the Company on a consolidated basis, or (2) 20% or more of the assets or liabilities of the Company on a consolidated basis (including through reinsurance) or to which 20% or more of the revenues of the Company and its subsidiaries on a consolidated basis are attributable, other than the transactions contemplated by this Agreement; and

(ii) “Superior Proposal” shall mean any Acquisition Proposal obtained from any person or group, to acquire 75% of the outstanding equity interests in the Company or 75% of the consolidated assets of the Company and its subsidiaries, taken as a whole, which is on terms that the Board of Directors of the Company determined in good faith, after consultation with the Company’s outside legal and financial advisors (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Acquisition Proposal), (i) that if consummated, would be more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably likely of being consummated, taking into account all such factors as the Board of Directors of the Company considers to be appropriate (including financial, regulatory, legal and other aspects of such Acquisition Proposal, including any conditions to consummation, the likely timing of consummation and whether such Acquisition Proposal contemplates reinsurance of any of the liabilities of the Company or any of its subsidiaries to an affiliate of such person or group).

SECTION 6.6 Employment and Employee Benefits Matters.

(a) Without limiting any additional rights that any Company Employee may have under any Company Plan, Parent shall cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions of existing Company Plans and to provide 100% of the severance payments and benefits required thereunder to be provided any Company Employee with respect to those individuals who are active employees of the Company as of immediately prior to the Effective Time (the “Continuing Employees”) who are terminated during that twelve (12) month period.

(b) Without limiting any additional rights that any Continuing Employee may have under any Company Plan, Parent shall cause the Surviving Corporation and each of its subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for any Continuing Employee during his or her employment (i) compensation levels (such term to include salary and wages, target short-term bonus opportunities and commission formulas but to exclude long-term cash compensation, equity or equity-based compensation and change-in-control benefits or features) that are in the aggregate no less favorable than the compensation levels provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (and the costs thereof) that are substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Effective Time; provided however, subject to the foregoing, that nothing herein shall prevent the amendment or termination of any Company Plan or subject to Section 6.6(a) interfere with the Surviving Corporation’s right or obligation to make such changes.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Continuing Employees full credit for purposes of eligibility and vesting (but not for purposes of benefit accruals other than determining the levels of vacation pay and severance pay, and not to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Continuing Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Continuing Employees’ service with the Company, its subsidiaries and their predecessor entities (each, a “Parent Plan”), in each case in which the Continuing Employee participated or was eligible to participate immediately prior to the Effective Time or is eligible or commences to participate in at any time following the Effective Time, to the same extent recognized by the Company immediately prior to the Effective Time.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), the Parent or its subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time.

(d) From and after the Effective Time, Parent will honor, and will cause its subsidiaries to honor, in accordance with its terms, (y) each employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its subsidiaries and any officer, Director or employee of that company, in each case in effect as of the Effective Time and (z) all obligations pursuant to outstanding restoration plans, equity-based plans, programs or agreements, bonus plans or programs, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time; provided however, that subject to Section 6.6(a), nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes.

(e) In the event that the Closing occurs during 2015, all fiscal year 2015 bonus amounts under annual bonus cash incentive plans of the Company and its subsidiaries, will be calculated consistent with past practice and paid in the ordinary course of business.  Such fiscal year 2015 bonus amounts shall be paid in the ordinary course of business but no later than March 15, 2016 (and, so long as an employee of the Company or its subsidiaries was employed as of the Closing Date and was not thereafter terminated for “cause”, without regard to whether such employee is employed on the payment date). In the event that such fiscal year 2015 bonuses are paid prior to the Closing, the Company shall provide Parent with a list of the individual proposed bonus awards at least five (5) business days prior to paying such bonuses and, to the extent that any proposed bonus awards are discretionary in nature, the Company shall consider in good faith Parent’s view with respect to such discretionary bonus awards.

(f) Parent shall cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the Effective Time and ending ninety days thereafter, to not effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (together with any similar state or local law, “WARN”) affecting in whole or in part any site of employment, facility, operating unit or Continuing Employee, without complying with all provisions of WARN.

(g) This Section 6.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.6, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.6.  Without limiting the foregoing, no provision of this Section 6.6 shall create any third party beneficiary rights in any Company Employee in respect of continued employment (or resumed employment) or any other matter.  Nothing herein shall be construed to establish, amend or modify any Company Plan.

SECTION 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless each present and former officer, Director or employee of the Company or any of its subsidiaries and any fiduciary under any Company Plan (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Actions, inquiries or investigations (whether civil, criminal, administrative or investigative), arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, Director, employee, fiduciary or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby) whether asserted or claimed prior to, at or after the Effective Time (a “Proceeding”) to the fullest extent permitted by applicable Law (and the Surviving Corporation within ten (10) business days of receipt by Parent from the Indemnified Party of a request therefor, shall advance reasonable expenses in connection with any Proceeding as incurred to the fullest extent permitted by applicable Law; provided that the person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification). In the event of any Proceeding, (x) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Action (and in which indemnification could be sought by Indemnified Parties hereunder), whether pending or threatened, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (y) the Surviving Corporation shall cooperate in the defense of such matter.  For the avoidance of doubt, the parties agree that this Section 6.7 does not purport to limit any rights that any Indemnified Party may have under any employment agreement or Company Plan.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present Directors and officers than are set forth in the Company’s Certificate of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Prior to the Effective Time, the Company shall (and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay, at no expense to the beneficiaries, for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to Directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), and Parent shall cause the Surviving Corporation to maintain such D&O Insurance in full force and effect for their full terms.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, for a period of at least six years from and after the Effective Time for the persons who are covered by the Company’s D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.  Notwithstanding anything in the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or a majority of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in Section 6.6 and this Section 6.7.

(e) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal Representatives, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall not be amended in any matter that is adverse to the Indemnified Parties (including their successors, heirs and legal Representatives) without the consent of the Indemnified Party (including the successors, heirs and legal Representatives) affected thereby.

(f) The rights of the Indemnified Parties under this Section 6.7 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, or under any applicable Contracts or laws, and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its subsidiaries.

SECTION 6.8 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each party hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) business days of the date of this Agreement and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) use reasonable best efforts to obtain any consents required from third parties (including pursuant to the Material Contracts) in connection with the consummation of the transactions contemplated by this Agreement.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.8(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.  For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other federal and state laws, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.8(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ, or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby; provided, the Company shall not be required to take any action which is not conditioned on the Closing occurring.

(d) Subject to the obligations under Section 6.8(c) and Section 6.8(e), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement and (ii) Parent and Merger Sub must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement, provided that, Parent and Merger Sub shall not be required to contest any such action brought by an Insurance Regulatory Authority; provided further, that the Company shall not be required to take any action which is not conditioned on the Closing occurring.

(e) Without limiting the foregoing, each of Parent and Merger Sub hereby agrees to use its reasonable best efforts to prepare all filings and to obtain all permits, consents, clearances, waivers, approvals and authorizations of all applicable Governmental Entities and other Persons necessary to consummate the transactions contemplated by this Agreement under the Insurance Laws, including each of the consents, authorizations, approvals or filings required pursuant to Section 3.5(b)(iv), Section 3.5(b)(v) and Section 3.5(b)(vi) (together, the “Regulatory Filings and Approvals”), and the Company shall reasonably cooperate with Parent in making such filings.  Parent, Merger Sub and the Company shall, as promptly as practicable after receipt thereof, provide each other with copies of any written comments and advise the other party of any oral comments with respect to the Regulatory Filings and Approvals from each applicable Governmental Entity.  Each of Parent, Merger Sub and the Company shall cooperate and provide the other with a reasonable opportunity to review and comment on any Regulatory Filing and Approval, and on any amendment or supplement thereto and each will provide the other with a copy of all such filings made.  The parties understand and agree that “reasonable best efforts” shall include all things necessary to obtain the Regulatory Filings and Approvals prior to the Termination Date; provided that, notwithstanding anything to the contrary contained in this Agreement, (x) Merger Sub and Parent shall not be required to agree to any Burdensome Condition and the Company shall not be required to take any action which is not conditioned on the Closing occurring and (y) nothing in this Agreement shall require either the Company or Parent to be required to provide the other with any information or materials that (i) are commercially sensitive, (ii) contain personal information (including personal financial information) about an officer, Director or control person of such party or (iii) are legally privileged.

(f)  A “Burdensome Condition”  shall mean any requirement by any Governmental Entity that requires any of the Fund, Parent, Merger Sub, the Company or any of their respective affiliates to (A)(1) offer, sell or hold separate pending divesture, or agree to offer, sell or hold separate pending divestiture or (2) consent to any offer, sale, holding separate pending divestiture or agreement to offer, sell or hold separate pending divestiture, in either case, before or after the Closing, of any businesses, operations or assets, or interests in any businesses, operations or assets, of Parent, the Company or any of their respective affiliates or (B) take or agree to take any other action or agree or consent to any limitation or restriction on or changes in any such businesses, operations or assets of Parent or the Company or any of their respective affiliates that, individually or in the aggregate, are materially adverse to the combined businesses of Parent, the Company and their respective subsidiaries, taken as a whole, following the Closing or to the Fund, other than any such action, consent, limitation, restriction or change set forth on Section 6.8(f) of the Company Disclosure Schedule.

SECTION 6.9 Public Announcements.  Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

SECTION 6.10 Section 16 Matters.  Prior to the Effective Time, the Company will take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to Shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each Director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

SECTION 6.11 Filing of SEC Reports and Proxy Statement.  Following the date hereof, the Company shall and shall cause its applicable subsidiaries to, use their respective reasonable best efforts to file with the SEC, as soon as reasonably practicable, all SEC Reports required to be filed following the date hereof, such that the Company and its applicable subsidiaries are each timely and in good standing with respect to all filings with the SEC required under applicable Law.

SECTION 6.12 Release Under Confidentiality Agreement; State Takeover Laws.  The Company hereby releases Parent and Merger Sub from the “standstill” provisions contained in the Confidentiality Agreements to the extent necessary to negotiate and enter into this Agreement and to the extent necessary for Parent and Merger Sub to avail themselves of their rights under Section 6.5.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement, the Company and its Board of Directors will use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

SECTION 6.13 Stockholder Litigation.  The Company shall give Parent the opportunity to participate in, at its own cost and expense, the defense or settlement of any stockholder litigation against the Company or any of its Directors or officers relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, whether commenced prior to or after the date hereof; provided that Parent shall have the right to consent to the outside counsel (other than Simpson Thacher & Bartlett LLP and Richards, Layton and Finger P.A., as to which consent is given hereby) engaged by the Company to defend any such litigation.  Without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed, the Company shall not (a) settle or offer to settle any such litigation, (b) indemnify any person against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any such litigation, or provide to any person advancement of expenses in connection with any such litigation, in each case except as required by the certificate of incorporation or by-laws of the Company or any of its subsidiaries or any Contract in effect as of the date hereof or (c) authorize, commit, resolve, propose or agree to take any of the actions described in clause (a) or (b) above.

SECTION 6.14 Accounting Matters.  From the date hereof until the Closing Date, the Company shall (a) keep Parent reasonably informed of the Company’s and its applicable subsidiaries’ accounting remediation efforts, (b) inform Parent of any proposed material change in the accounting policies or procedures used by the Company or its application or implementation thereof and of any written or oral notification the Company receives from any Governmental Entity or the Company’s auditors with respect thereto, (c) inform Parent of any proposed revision to the Remediation Plan (including as a result of the Company’s compliance with this Section 6.14), and (d) consider in good faith the views, comments and proposals of Parent with respect to the foregoing clauses (a), (b) and (c) and implement any change in accounting policies or procedures or the application or implementation thereof, to the extent such change is in furtherance of the Remediation Plan; provided that the Company shall not be obligated to take any action that its third party independent accountants reasonably advise against.  The members of the Transition Committee appointed by Parent shall be entitled to attend meetings of the financial reporting controls committee of the Company and shall be given reasonable advance notice of any such meetings, together with copies of all written materials given to members of such committee.

SECTION 6.15 Transition Committee.  Promptly after the date hereof, Parent and the Company shall form a transition committee (the “Transition Committee”), which shall, until the Closing Date, (a) plan for the implementation of the transactions contemplated by this Agreement, including the actions set forth in Sections 6.8 and 6.17(b), (b) discuss in good faith the conduct of the Company’s business to be conducted from and after the Closing, including (i) the retention of Company Employees and (ii) remediation and improvements of Company controls and accounting procedures, (c) arrive at a mutually acceptable defense of any Action pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries and (d) discuss and monitor certain other compliance policies and procedures of the Company and its subsidiaries.  Notwithstanding anything to the contrary in the foregoing, the Parties do not intend for Parent to control the business of the Company and its subsidiaries prior to the Closing and no action otherwise required under this Section 6.14, Section 6.15 and Section 6.16 shall be required to be taken if such action would be reasonably likely to violate applicable Law.  The Transition Committee shall be comprised of an equal number of representatives of Parent and the Company and shall meet with such frequency as the Transition Committee shall deem appropriate, either through in-person meetings or telephone conference.

SECTION 6.16 Investment Assets.  From and after the date hereof, (a) at any time prior to the Condition Satisfaction, other than with respect to the condition set forth in Section 7.2(g), the Company shall consider in good faith the proposals and recommendations of Parent with respect to the purchase or disposition of any Investment Asset and (b) at any time following the Condition Satisfaction, in addition to taking those actions set forth on Section 6.16 of the Company Disclosure Schedule, the Company shall purchase or dispose of any Investment Asset reasonably requested by Parent.  In purchasing or disposing of any Investment Asset pursuant to this Section 6.16, the Company shall seek the best price for the Company reasonably available for such Investment Asset.

SECTION 6.17 Certain Amendments.  Between the date hereof and the Closing Date:

(a) Prior to the execution of this Agreement, the Company has furnished to Parent forms of amendment to the Benefit Protection Trusts that implement the Rabbi Trust Amendments and Parent has approved such forms (the “Forms of Amendment”).  Following such agreement, the Company shall, and shall use its reasonable best efforts to cause the trustee of each Benefit Protection Trust to, take all actions necessary to effectuate Forms of Amendment prior to the Closing.

(b) The Company shall, at Parent’s sole expense, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the terms of the Indenture or applicable Laws, as reasonably requested by Parent, to amend Section 704(1) of the Indenture so as to read in its entirety as is set forth in Exhibit C hereto (and such other amendments to the Indenture as are reasonably necessary or desirable to give effect to such amendment) or to read as otherwise mutually agreed between the Company and Parent; provided, that none of the Company or its subsidiaries, or any of their respective officers, directors, managers, members, employees, advisors, agents or representatives, shall be required to agree to any contractual obligation relating to the amendment to the Indenture that is not conditioned upon the Closing and that does not terminate without liability to each such person upon the termination of this Agreement.  Parent shall indemnify and hold harmless the Company, its subsidiaries and each of their respective officers, directors, managers, members, employees, advisors, agents and representatives, from and against any and all liabilities or obligations suffered or incurred in connection with the amendment to the Indenture or any assistance or activities provided in connection therewith.  If the Closing does not occur, Parent shall promptly reimburse the Company for all documented out-of-pocket third party costs incurred by the Company and its subsidiaries, and their respective officers, directors, managers, members, employees, advisors, agents or representatives, in connection with such cooperation, assistance or activities.

(c) The Company and Parent shall cooperate in seeking a waiver or amendment to the reinsurance agreement set forth on Section 6.17 of the Company Disclosure Schedule, which waiver or amendment shall (i) provide (effective on or before the Closing Date) for a waiver of the effects of a change of control of Phoenix Life Insurance Company under such agreement in connection with the transactions contemplated hereby and (ii) be on terms that would not reasonably be expected to be adverse in any material respect to the benefits expected by the Company under such reinsurance agreement (such waiver or amendment, the “Reinsurance Agreement Amendment”).  If the Closing does not occur, Parent shall promptly reimburse the Company for all documented out-of-pocket third party costs incurred by the Company and its subsidiaries, and their respective officers, directors, managers, members, employees, advisors, agents or representatives, in connection with the Company’s seeking to obtain the Reinsurance Agreement Amendment.

SECTION 6.18 Rating Agencies.  Between the date hereof and the Closing, the Company shall (a) promptly inform Parent of any communication between the Company or any of its subsidiaries and any nationally recognized rating agency in which such rating agency indicates that the rating or ratings outlook ascribed by such rating agency to the Company or any of its subsidiaries is under review or that a change in such rating or outlook is being made or considered, (b) inform Parent in advance of any meeting or discussion scheduled with any such rating agency and (c) provide Parent with copies of any written materials the Company or any of its subsidiaries intend to deliver to any such rating agency at least two (2) business days prior to such delivery.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1 Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) this Agreement shall have been adopted by the stockholders of the Company by the Company Requisite Vote;

(b) no law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any supranational, federal, state or local court or other Governmental Entity which in effect makes illegal, prohibits, restrains or enjoins the consummation of the Merger;

(c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired without the imposition of a Burdensome Condition;

(d) the Designated State Insurance Approvals shall have been obtained in writing, and the same shall, to the extent applicable, be in full force and effect at the Effective Time without the imposition of a Burdensome Condition; and

(e) the waiting period (and any extension thereof) applicable to the Merger under the FINRA rules and regulations shall have been terminated or shall have expired.

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) (i) each of the representations and warranties of the Company set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3(a) (Capitalization), Section 3.4 (Authority), Section 3.5 (No Conflict; Required Filings and Consents) and Section 3.25 (Brokers) shall be true and accurate in all respects, in each case, as of the date of this Agreement and as of the date of the Condition Satisfaction as if made at and as of such time (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and accurate as of such specified date); and (ii) each of the other representations and warranties of the Company shall be true and accurate (disregarding any qualifications as to materiality or Material Adverse Effect contained therein), in each case, as of the date of this Agreement and as of the date of the Condition Satisfaction as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and accurate as of such specified date), except where the failure of any such representations and warranties referred to in clause (ii) to be so true and accurate, has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect;

(b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; provided that a breach of Section 5.1 that occurs after the date of the Condition Satisfaction and prior to the Closing shall not result in the failure of the condition contained in this Section 7.2(b) unless such breach of Section 5.1 occurred as a result of the Company’s gross negligence, willful misconduct or willful or intentional breach;

(c) since the date of this Agreement and prior to the date that is two (2) business days following the date of the Condition Satisfaction, there shall not have occurred a Material Adverse Effect;

(d) no Event of Default and no Performance Default shall have occurred and be continuing as of the Condition Satisfaction; provided that if a Performance Default has occurred and is continuing, but no notice has been given to the Company pursuant to Section 501 of the Indenture as of the date that is three (3) months after the date on which such Performance Default occurred, this condition shall be deemed to be satisfied;

(e) the Company shall have Current Reporting Status as of the Condition Satisfaction;

(f) Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2(a), (b) and (c) have been satisfied;

(g) the Rabbi Trust Amendments shall have been executed and delivered by the Company to the trustees of each Benefit Protection Trust and are fully effective; and

(h) The Reinsurance Agreement Amendment shall have been executed and delivered by the Company and the counterparty thereto on terms that comply with Section 6.17(c).

SECTION 7.3 Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) each of the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization), Section 4.2 (Authority) and Section 4.6 (Brokers) shall be true and accurate in all respects, in each case, as of the date of this Agreement and as of the Effective Time as if made at and as of such time (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and accurate as of such specified date) and (ii) each of the other representations and warranties of Parent and Merger Sub shall be true and accurate (disregarding any qualifications as to materiality contained therein), in each case, as of the date of this Agreement and as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and accurate, as of such specified date), except where the failure of any such representations and warranties referred to in clause (ii) to be so true and accurate, individually or in the aggregate, would not, and would not reasonably be expected to, materially impede or delay consumption of the transactions contemplated by this Agreement;

(b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) the Company shall have received certificates of the Chief Executive Officer or the Chief Financial Officer of each of Parent and Merger Sub, certifying that the conditions set forth in Section 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used its reasonable best efforts as required by Section 6.8 to prevent, oppose and remove such order, decree, ruling or other action and the issuance of such final, non-applicable order, decree or ruling or other action was not primarily due to the failure of the party seeking to terminate this Agreement to perform in any material respect any of its obligations under this Agreement;

(c) by either Parent or the Company if the Effective Time shall not have occurred on or before the date which is nine (9) months from the date hereof (the “Termination Date”); provided however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement; provided, further, that, on a date that would otherwise have been the Termination Date, if any of (i) the conditions set forth in Section 7.1(c), Section 7.1(d) and/or Section 7.1(e), (ii) the condition set forth in Section 7.2(d) (but only with respect to a Performance Default), and/or (iii) the condition set forth in Section 7.2(e) are the only conditions in Article VII (other than those conditions that by their terms are to be satisfied by actions taken at the Closing) that shall not have been satisfied or waived on or before such date, either the Company or Parent may unilaterally extend the Termination Date by up to three (3) months to enable such conditions to be satisfied or waived, in which case the Termination Date shall be deemed for all purposes to be such later date;

(d) by the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and, in either such case, such breach is incapable of being cured by Parent or Merger Sub within thirty (30) calendar days of written notice provided by the Company to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) (or if less than thirty (30) calendar days prior to the Termination Date, by the Termination Date); provided that the Company shall have given such notice to Parent at least ten (10) calendar days prior to such termination; provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if such breach can be remedied by the Termination Date and Parent and Merger Sub are diligently pursuing a remedy of such breach or the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(e) by Parent:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Company within thirty (30) calendar days of written notice provided by Parent to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e)(i) (or if less than thirty (30) calendar days prior to the Termination Date, by the Termination Date); provided that Parent shall have given such notice to the Company at least ten (10) calendar days prior to such termination; provided further that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if such breach can be remedied by the Termination Date and the Company is diligently pursuing a remedy of such breach or Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii) if the Board of Directors of the Company or any committee thereof (A) shall have made a Change of Recommendation or (B) following the receipt by the Company of an Acquisition Proposal, which Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of the Company or generally disclosed to the stockholders of the Company, the Board of Directors of the Company has not publicly reaffirmed the Recommendation, and fails to do so through a press release or similar means, within five (5) business days after the date Parent requests in writing (which request can be made no more than once with respect to each Acquisition Proposal) that the Company so reaffirm the Recommendation; provided however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(ii) if the Company Requisite Vote shall have been obtained;

(f) by either Parent or the Company if, upon a vote taken thereon at the Stockholders Meeting or any postponement or adjournment thereof at which quorum is present, this Agreement shall not have been adopted by the Company Requisite Vote.

SECTION 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Section 6.4(b), Section 6.9, Section 6.16 as it applies to the those actions set forth on Section 6.16 of the Company Disclosure Schedules, Section 6.17(b), this Section 8.2, Section 8.3 and Article IX, and the Confidentiality Agreement, which shall survive such termination; provided however, that, subject to Section 8.2(d), nothing herein shall relieve any party from liability for fraud or any willful and material breach of this Agreement, in which case, the aggrieved party shall be entitled to all remedies available at law or in equity.

(b) Company Termination Fee.

(i) In the event that this Agreement is terminated (x) by the Company pursuant to Section 8.1(c) during any time at which Parent was entitled to terminate this Agreement pursuant to Section 8.1(e)(ii), or (y) by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay $10,300,000 (the “Company Termination Fee”) to Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(c) during any time at which Parent was entitled to terminate this Agreement pursuant to Section 8.1(e)(ii) or as promptly as reasonably practicable in the case of a termination by Parent pursuant to Section 8.1(e)(ii), payable by wire transfer of same day funds (and, in any event, within two (2) business days following such termination); and

(ii) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) or by Parent pursuant to Section 8.1(e)(i) and (A) at any time after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 8.1(c)), prior to the taking of a vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (in the case of a termination pursuant to Section 8.1(f)), or prior to the breach giving rise to Parent’s right to terminate under Section 8.1(e)(i) (in the case of a termination pursuant to Section 8.1(e)(i)), an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of the Company and (B) within twelve (12) months after such termination, the Company shall have (I) entered into a definitive agreement with respect to an Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) which is subsequently consummated (which consummation need not be within such twelve (12) month period), or (II) shall have consummated an Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Fee, such payment to be made upon the earlier of the Company entering into an agreement providing for, or within two (2) business days from the consummation of such Acquisition Proposal by wire transfer of same day funds.  For the purpose of this Section 8.2(b), all references in the term Acquisition Proposal to “20% or more” will be deemed to be references to “50% or more”.

(c) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without a vote of the stockholders of the Company at the Stockholder Meeting having occurred or pursuant to Section 8.1(f) or by Parent pursuant to Section 8.1(e)(i), then the Company shall pay the Expense Reimbursement to Parent by wire transfer of same day funds within two (2) Business Days after delivery by Parent to the Company of a written statement setting forth the amount thereof and attaching applicable documentation.  If, after payment of the Expense Reimbursement, the Company Termination Fee subsequently becomes payable by the Company under the terms of this Agreement, the Company Termination Fee shall be reduced by the amount of the Expense Reimbursement paid by the Company.

(d) Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing as and when required pursuant to the terms of this Agreement for any or no reason or either of Parent or Merger Sub otherwise breaches this Agreement or fails to perform any of its covenants hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), except for the right of the Company to seek an injunction, specific performance or other equitable relief to the extent permitted by Section 9.10, the Company’s and its affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against any of the Parent Parties for any breach, loss or damage with respect to this Agreement and the transactions contemplated hereby shall be (i) for the Company to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(d) and (ii) if (x) the Company has terminated this Agreement pursuant to Section 8.1(c) or Section 8.1(d) because of fraud or the willful and intentional failure by Parent or Merger Sub to perform (which, for purposes of this Section 8.2(d), shall mean a breach or failure to perform by Parent or Merger Sub that is a consequence of an act undertaken by Parent or Merger Sub with the actual knowledge that the taking of such action would, or would reasonably be expected to, cause a breach of, or failure to perform, this Agreement) any of its covenants or other agreements contained in this Agreement, including, for the avoidance of doubt, Parent and Merger Sub’s obligations under Section 6.8 or (y) Parent has terminated this Agreement pursuant to Section 8.1(c) in circumstances in which the Company has the right to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(d) because of such fraud or willful and intentional failure, then the Company shall be entitled to seek monetary damages against Parent (a “Pre-Closing Damages Proceeding”); provided that the monetary damages payable by Parent under all Pre-Closing Damages Proceedings shall not exceed, in the aggregate, $20,000,000 (the “Cap”).  Notwithstanding anything to the contrary in this Agreement, except for the right of the Company to seek and recover monetary damages from Parent up to the amount of the Cap pursuant to the terms and conditions of this Section 8.2(d), any claims of the Company under the Confidentiality Agreements and the ability of the Company to seek an injunction, specific performance or other equitable relief to the extent set forth in Section 9.10, none of the Parent Parties will have any liability to the Company or any of its affiliates or any other Person, whether at Law or equity, in contract in tort or otherwise, arising from or in connection with any breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its affiliates may have relating to matters contemplated by this Agreement (including a failure to effect the Closing as and when required pursuant to the terms of this Agreement), and no Person will have any rights or claims against any of the Parent Parties relating to any such matters.  In no event shall any of the Company or any of its affiliates or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders or affiliates seek or permit to be sought on behalf of any such Person any damages from, or otherwise bring any claim or proceeding against, any of the Parent Parties arising from or in connection with any breach of this Agreement or any of the matters contemplated hereby, other than a Pre-Closing Damages Proceeding when permitted and to the extent set forth in this Section 8.2(d), under the Confidentiality Agreements or for an injunction, specific performance or other equitable relief, in each case, to the extent set forth in Section 9.10.  Nothing in this Section 8.2(d) shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Party may be liable under this Agreement or in connection with any of the transactions contemplated hereby.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.  In the event that the Company shall fail to pay the Company Termination Fee or the Expense Reimbursement when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

SECTION 8.3 Expenses.  Except as otherwise specifically provided herein (including Section 8.2(c)), each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

SECTION 8.4 Procedure for Termination or Amendment.  In order for any amendment or termination of this Agreement to be effective, such amendment or termination requires approval of the respective Boards of Directors of Parent, the Company or Merger Sub, as the case may be (or any authorized committee thereof), if such action is to be taken at any time prior to the Effective Time; provided however, that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval; provided, further, that, for the avoidance of doubt, any termination of this Agreement by a single party pursuant to Section 8.1 shall only require the approval of the Board of Directors of such party.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.5 Waiver.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements, and the rights arising out of any breach of such covenants and agreements, contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

SECTION 9.2 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given, and shall be deemed to have been duly given as follows, (a) if delivered in person, upon receipt, (b) if delivered by facsimile or electronic mail, when delivered and, immediately after transmission, receipt of which has been confirmed by telephone or electronic mail by the sender, (c) if delivered by registered or certified mail (postage prepaid, return receipt requested), upon receipt to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub:

c/o Golden Gate Private Equity, Inc.
One Embarcadero Center, Suite 3900
San Francisco, California 94111
Attention: Phil Gass
Facsimile: (415) 983-2857
Email: pgass@nsre.com

with an additional copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Michael D. Devins
Facsimile: (212) 909-6836
Email: mddevins@debevoise.com

(b) if to the Company:

The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut 06102-5056
Attention: John T. Mulrain, General Counsel
Facsimile: (860) 403-7899
Email: john.mulrain@phoenixwm.com

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Gary I. Horowitz, Esq.
Eric Swedenburg, Esq.
Facsimile:  212-455-2502
Email: ghorowitz@stblaw.com
eswedenburg@stblaw.com

SECTION 9.3 Certain Definitions.  For purposes of this Agreement, the term:

(a) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(b) “Acquisition Proposal Documentation” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, reinsurance agreement or other similar agreement constituting, or that is intended to lead to, or could reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.5(a)).

(c) “affiliate” of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.

(d) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

(e) “Closed Block Business” shall have the meaning set forth in the Demutualization Plan.

(f)  “Code” shall mean Internal Revenue Code of 1986, as amended.

(g) “Company Bonds” means those certain 7.45% bonds, issued by the Phoenix Companies, Inc. on December 27, 2001 pursuant to the Indenture.

(h) “Condition Satisfaction” means the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied by actions taken at the Closing),

(i) “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(j) “Current Reporting Status” means, as of any date, with respect to the Company, that the Company and its subsidiaries shall have filed with the SEC all SEC Reports required to be filed in accordance with applicable Law as of such date.

(k) “Default” means any event, which after notice or lapse of time or both, would become an Event of Default.

(l) “Director” of any entity means a member of the board of directors or board of managers, as applicable, of such entity.

(m) “Distribution Agreement” means any Contract for the distribution, selling or revenue sharing related to the distribution of Insurance Contracts issued by any Company Insurance Entity.

(n) “Event of Default” shall have the meaning set forth in Section 501 of the Indenture.

(o) “Executive Officer” of the Company means any of the persons listed in Section 9.3(o) of the Company Disclosure Schedule.

(p) “Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $2,000,000 in the aggregate, incurred in connection with or in anticipation of the transactions contemplated by this Agreement by Parent and its affiliates (whether before or after the date of this Agreement), including the fees and expenses of all legal, financial, accounting, actuarial and other advisors and all filing fees.

(q) “Final Order” means an order, decision or approval by a court of competent jurisdiction (as described in Section 9.11) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended, and with respect to which no timely request by a party with standing for stay, petition for rehearing, reconsideration, review or appeal shall be pending, and as to which the time for filing any such request, petition or appeal shall have expired or otherwise terminated.

(r) “generally accepted accounting principles” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein.

(s)  “Indenture” means the Indenture, dated as of December 27, 2001, between the Company and SunTrust Bank, as trustee, as amended by the First Supplemental Indenture, dated as of January 18, 2013, between the Company and U.S. Bank National Association (as successor to SunTrust Bank, as trustee), the Second Supplemental Indenture, dated as of May 23, 2013, between the Company and U.S. Bank National Association and the Third Supplemental Indenture, dated as of February 21, 2014, between the Company and U.S. Bank National Association, as may be amended, modified or supplemented following the date hereof.

(t) “Insurance Contract” means any disability, accident, accidental death and dismemberment, health, long-term care or life insurance policy or contract, or any annuity contract or certificate, whether or not registered under the Securities Act, and shall include all policies, binders, slips, certificates, annuity contracts and participation agreements and other agreements of insurance, and reinsurance agreements, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith), and all amendments, applications, brochures, illustrations and certificates pertaining thereto, and any and all abstracts or other marketing materials relating to any of the foregoing.

(u) “Insurance Regulatory Authority” means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of insurance companies in such jurisdiction.

(v) “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under license, whether registered or unregistered, including, without limitation, such rights in and to: (a) trademarks, trade dress, service marks, certification marks, logos and trade names, and the goodwill associated with the foregoing; (b) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, re-examinations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights; (c) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (d) copyrights, writings and other works of authorship; (e) trade secrets, models, tools, algorithms, non-public and confidential business, technical and know-how information and rights to limit the use or disclosure thereof by any person, (f) Software; (g) rights in databases and data collections; (h) registered domain names and uniform resource locators; (i) moral rights; and (j) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, including any registrations or, applications to register, and renewals and extensions of, any of the foregoing clauses (a) through (i) with or by any Governmental Entity.

(w) “knowledge” (i) with respect to the Company means the actual knowledge of any of the persons listed in Section 9.3(w) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the actual knowledge of the Persons listed in Section 9.3(w) of the Parent Disclosure Schedule.

(x) “Law” means any federal, state, local law, statute or ordinance, common law, or any rule, regulation, directive, treaty, policy, standard, judgment, agency requirement, license or permit of any Governmental Entity.

(y) “MAE Litigation Exception” means any Losses of the Company and its subsidiaries resulting from item 8 on Section 3.11 of the Company Disclosure Schedule.

(z) “Material Adverse Effect” means any fact, circumstance, condition, change or effect that, individually or in the aggregate has, or would reasonably be expected to have, a material adverse effect on (A) the business, financial condition, assets or results of operations of the Company and its subsidiaries taken as a whole, other than any of the following or any material adverse effect resulting from (i) changes in general economic, financial market or geopolitical conditions (except to the extent that such adverse fact, circumstance, condition, change or effect disproportionately has a greater adverse impact on the Company and its subsidiaries, taken as a whole, as compared to the adverse impact such changes have on the other participants in the businesses and industries in which the Company and its subsidiaries operate), (ii) general changes or developments in any of the industries in which the Company or its subsidiaries operate (except to the extent that such adverse fact, circumstance, condition, change or effect disproportionately has a greater adverse impact on the Company and its subsidiaries, taken as a whole, as compared to the adverse impact such changes have on the other participants in the businesses and industries in which the Company and its subsidiaries operate), (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, agents, policyholders, partners or employees of the Company and its subsidiaries, or any adverse impact on the Company’s credit rating from credit rating agencies, due to the announcement of this Agreement or the identity of Parent or Merger Sub, (iv) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretations thereof (including, changes in United States generally accepted accounting principles or in SAP including, prescribed or permitted by the applicable Insurance Regulatory Authority accounting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board), (v) any attack on, or by, outbreak or escalation of hostilities or war or any act of terrorism or any other national or international calamity (except to the extent that such adverse fact, circumstance, condition, change or effect disproportionately has a greater adverse impact on the Company and its subsidiaries, taken as a whole, as compared to the adverse impact such changes have on the other participants in the businesses and industries in which the Company and its subsidiaries operate), (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any change in the price of the Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vii) the failure of the Company or any of its subsidiaries to comply with the Restatement Exceptions prior to the date of this Agreement, (viii) any change in the financial strength or claims paying ability rating from any nationally recognized credit rating agency of the Company Insurance Entities (although the facts underlying such change may be considered in determining a Material Adverse Effect),, or (ix) the MAE Litigation Exceptions, or (B) the ability of the Company to perform its obligations under this Agreement or to consummate the transaction contemplated by this Agreement by the Termination Date.

(aa) “Parent Parties” means, collectively, (i) Parent, Merger Sub and the Fund and (ii) any controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees of any of Parent, Merger Sub or the Fund and (iii) any former, current or future direct or indirect holders of any equity, partnership or limited liability company interest of any of the foregoing.

(bb) “Performance Default” means a Default (but not an Event of Default) with respect to a potential Event of Default described in clause (3) of the definition of “Event of Default” in Section 501 of the Indenture.

(cc) “Permitted Liens” means (a) statutory liens for taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (c) easements that would appear on a survey of the property which do not materially impair the existing use of the property subject thereto and (d) such other liens, encumbrances or imperfections that, individually or in the aggregate, are not material in amount or do not materially detract from the value of or materially impair the existing use of the property, asset or right affected by such lien, encumbrance or imperfection.

(dd) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(ee) “Producers” means the agents, general agents, sub-agents, brokers, wholesale brokers, independent contractors, consultants, affinity groups, insurance solicitors, producers acting on behalf of any Company Insurance Entity, and other Persons and entities, including employees, that sell the Insurance Contracts of the Company or any of its subsidiaries.

(ff) “Remediation Plan” means the Company’s plan for or approach to the remediation and resolution of all significant deficiencies and material weaknesses identified by the Company, Parent or either of their respective third party accountants in (i) the design or operation of internal controls over the financial reporting and disclosure controls and procedures of the Company or any of its subsidiaries or (ii) the audited or unaudited financial statements of the Company or any of its subsidiaries, and the implementation of any actions by the Company or any of its subsidiaries in connection therewith.

(gg) “Reserves” means all reserves and other liabilities for claims, benefits, losses (including incurred but not reported losses and losses in the course of settlement), expenses and unearned premium arising under or in connection with an Insurance Contract issued by a Company Insurance Entity.

(hh) “Restatement Exceptions” means any Laws regarding (i) compliance with filing deadlines, SEC disclosure obligations, including Laws governing the form and content of reports filed with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, stockholder meeting requirements and adequacy of internal controls over financial reporting and disclosure controls and procedures, as applied to each quarterly period beginning with the quarterly period ended September 30, 2012 through the quarterly period ended March 31, 2015, and each annual period beginning with the annual period ended December 31, 2012 through the annual period ended December 31, 2014; (ii) compliance with Laws regarding the form, content and use of registration statements (and amendments and supplements thereto) filed under the Investment Company Act of 1940, as amended, and the Securities Act, relating to the offer and sale of certain insurance products since November 8, 2012; (iii) compliance with Laws regarding the filing of financial statements prepared in accordance with SAP, as applied to each quarterly period beginning with the quarterly period ended September 30, 2012 through the quarterly period ended March 31, 2015, and each annual period beginning with the annual period ended December 31, 2012 through the annual period ended December 31, 2014; and (iv) compliance with Laws regarding the filing with the SEC of audited financial statements of Phoenix Life Insurance Company prepared in accordance with generally accepted accounting principles, as applied to each annual period beginning with the annual period ended December 31, 2012 through the annual period ended December 31, 2014.

(ii) “SAP” means the statutory accounting practices prescribed or permitted by the New York Department of Financial Services or the Connecticut Insurance Department, as applicable.

(jj) “Separate Accounts” means the separate accounts maintained by the Company Insurance Entities that are utilized in connection with their respective Insurance Contracts.

(kk) “Software” means all computer software, including assemblers, applets, compilers, source code, object code, binary libraries, development tools, design tools, user interfaces, mobile digital applications, in any form or format, however fixed, and all associated documentation.

(ll) “Specified Litigation Exceptions” means any Losses of the Company and its subsidiaries resulting from any Actions resulting or arising from any of the matters listed on Section 3.11 of the Company Disclosure Schedule.

(mm) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

SECTION 9.4 Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy, the validity, legality and enforceability of all other conditions and provisions of this Agreement shall not be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and if the parties cannot come to an agreement, such term or provision shall be deemed reformed to the extent necessary to conform to applicable Law and to give maximum effect to the intent of the parties hereto.  Notwithstanding anything in this Section 9.4 to the contrary, under no circumstances shall the rights of any holders of Common Stock as third party beneficiaries under clause (d) of Section 9.6 be enforceable by any such holders or any other person acting for or on their behalf other than the Company (or any successor in interest thereto).

SECTION 9.5 Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto and any certificates or other agreements executed or delivered by any of the parties pursuant to the terms hereof), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of each of the other parties (which consent, in the case of an assignment by Parent or Merger Sub to an affiliate other than any direct or indirect wholly-owned subsidiary of Parent, shall not be unreasonably withheld, conditioned or delayed), except that each of Parent and Merger Sub may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent after providing written notice thereof to the Company at least five (5) business days prior to such assignment so long as such assignment does not materially impede or delay consumption of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement; provided however, that no such assignment shall relieve the assigning party of its obligations hereunder.  Any purported assignment in violation of this Agreement is void.

SECTION 9.6 Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.7 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at the Effective Time, the rights of the holders of Options, Restricted Shares and Stock Units to receive the payments contemplated by the applicable provisions of Section 2.2(a), Section 2.2(b) and Section 2.2(c), in each case, at the Effective Time in accordance with the terms and conditions of this Agreement, and (d) prior to the Effective Time, the right of the Company, on behalf of its stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger to the Company’s stockholders) in the event of Parent’s or Merger Sub’s breach of this Agreement; provided however, that the rights granted to the holders of Common Stock pursuant to the foregoing clause (d) of this Section 9.6 shall only be enforceable on behalf of such holders by the Company (or any successor in interest thereto) in its sole and absolute discretion, and may, in the Company’s sole and absolute discretion, be retained by the Company (or any successor in interest thereto) for the use and benefit of the Company (or any successor in interest thereto) on behalf of its stockholders in any manner the Company (or such successor in interest) deems fit.

SECTION 9.7 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles that would cause the laws of another jurisdiction to apply).

SECTION 9.8 Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.9 Counterparts.  This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.10 Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties and the third party beneficiaries of the Agreement would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, each of the Company, Parent and Merger Sub shall be entitled to an injunction or injunctions or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.  The parties further agree that (x) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 8.2(d) and Section 8.2(e), monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 9.10(a) are not available or are otherwise not granted and (y) nothing in this Section 9.10(a) shall restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursuant any other remedies that may be available then or thereafter.

(b) Notwithstanding anything to the contrary herein (including Section 9.10(a)), it is explicitly agreed that the Company shall be entitled to seek equitable relief or specific performance (x) with respect to Parent’s obligation to cause the Closing Commitment (as defined in the Equity Commitment Letter) to be funded to fund the Merger and to cause Parent to consummate the transactions contemplated hereby in accordance with Article I, on the terms and subject to the conditions set forth in this Agreement, in each case only in the event that each of the following conditions has been satisfied: (i) this Agreement has not been validly terminated pursuant to Section 8.1 and each of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) Parent and Merger Sub fail to complete the Merger in accordance with Article I and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Closing Commitment (as defined in the Equity Commitment Letter) is funded, and Parent otherwise complies with its obligations hereunder, then the Closing will occur and (y) to require Parent to cause all or a portion of the Pre-Closing Damages Commitment (as defined in the Equity Commitment Letter) to be funded only (A) in the event that monetary damages have been awarded to the Company pursuant to a Final Order, in each case in connection with a Pre-Closing Damages Proceeding in accordance with Section 8.2 and (B) to the extent of the monetary damages awarded pursuant to clause (A) above (which, for the avoidance of doubt, shall not exceed, in the aggregate, the Cap).

(c) The parties hereto have specifically bargained for the right to specific performance hereunder in accordance with the terms and conditions of this Section 9.10.

SECTION 9.11 Jurisdiction.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 9.2.  Each of the Company, Parent and Merger Sub hereby agrees, to the fullest extent permitted by law, that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 9.12 Interpretation.  When reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  References to “this Agreement” shall include the Company Disclosure Schedule.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein.  This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors, and it shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.13 Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such taxes.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE PHOENIX COMPANIES, INC.

By:	/s/ James D. Wehr
Name: James D. Wehr
Title: President and CEO

NASSAU REINSURANCE GROUP HOLDINGS, L.P.

By: Nassau Reinsurance Group Holdings GP, LLC
Its: General Partner

By:	/s/ Phillip Gass
Name: Phillip Gass
Title: President

DAVERO MERGER SUB CORP.

By:	/s/ Phillip Gass
Name: Phillip Gass
Title: President

[Merger Agreement Signature Page]